Annual Report 2005

The sky is the limit

TOP TANKERS inc.


SOUNDLESS

ANNUAL REPORT 2005

TOP TANKERS INC.



Annual Report 2005

TOP TANKERS INC.

The sky is the limit

contents



It is my pleasure to report that TOP Tankers Inc. has had another exceptional year. 2005 was a year when we built on the foundations established in our first year as a publicly traded company, and which saw the TOP Tankers Inc. controlled fleet expand by year-end to a total of twenty-seven double-hulled tankers totaling 2.59 million DWT. Revenues and Net Income rose to $244.22 million (compared to 2004 – $93.83 million), and $68.68 million (compared to 2004 – $32.79 million) respectively.
Our robust results were driven by the sustained strong tanker market fundamentals, and the judicious growth of our double-hull fleet.

2005 HIGHLIGHTS

February – April
The delivery of the five (5) double-hull Suezmax tankers which were purchased with the proceeds of our 'Follow-on' Offering in November 2004.

April
The delivery of the M/T Topless a double-hull Handymax tanker, which had been contracted for delivery in February 2005. The vessel was acquired through a combination of retained earnings and bank debt.

March – April
The delivery of the three (3) double-hull sister Handymax tankers, which had been contracted for delivery in March 2005. The vessels were acquired through a combination of retained earnings and bank debt.

June
The M/T Noiseless was fixed on a three (3) year time charter. The charterer has the option to extend the contract for an additional four (4) year period. Following this agreement, nineteen (19) of the Company's tankers were on period time charter contracts – seventeen (17) of which included profit sharing agreements.

July
The declaration of a special dividend of $0.25 per share.

August – September
The sale and leaseback, over a period of seven (7) years, of five (5) double-hull Handymax tankers.

September
The sale of our last single-hull tanker, the M/T Yapi, which made the TOP Tankers Inc. fleet '"one hundred per cent" double-hull.

October
The delivery of the M/T Stormless a double-hull Suezmax tanker, which had been contracted for delivery in September 2005. The vessel was acquired through a combination of retained earnings and bank debt.

November

The delivery of the M/T Ioannis P a double-hull Handymax tanker, which had been contracted for delivery in September 2005. The vessel was acquired through a combination of retained earnings and bank debt.

November – December

The delivery of the three (3) double-hull Suezmax tankers, which had been contracted for delivery in October 2005. The vessels were acquired through a combination of retained earnings and bank debt.

Full Year 2005

Saw: Earnings per share of $2.46.
Fleet growth of 1.6 million DWT, with the addition of nine (9) Suezmax, and five (5) Handymax tankers.
Total dividend payments amounting to $1.09 per share – a yield of 8.7%

The sale and leaseback transaction on the five (5) tankers negotiated last summer allowed TOP Tankers Inc. to maintain full commercial and operational control over the vessels and retain charter market upside potential while at the same time strengthening our Balance Sheet.

Implementation of a 'Balanced Employment Strategy', which, at year end, saw:

- fourteen (14) Handymax vessels fixed on two (2) to five (5) year time charter agreements, including a profit sharing provision, with major oil traders, and
- five (5) Suezmax tankers fixed from 2007 to 2010, three (3) of which included a profit sharing provision.

We continue to be very appreciative for the loyal support of our valued customers and shareholders.

We at TOP Tankers Inc. remain fully cognizant of our responsibilities to our shareholders, clients, and the environment. To this end the Company pursues a policy which focuses on maximizing value for our shareholders by identifying and entering investments which meet our stringent requirements, while at the same time ensuring that our vessels adhere to the highest safety and environmental standards.

Our Shareholders Annual General Meeting (AGM) will be held in Athens on Thursday, June 29th, 2006 at noon. The AGM is where sound and responsible corporate governance starts. Your participation either by proxy or, if possible, in person is fundamental to that process.

In closing, and on behalf of the Board of Directors and Management of TOP Tankers Inc., I wish to extend our sincere appreciation and gratitude to all our committed employees, both on shore and at sea, for their continued dedication, hard work and professionalism. It was a tremendous effort in the face of ongoing challenges. Well done.

Thomas F. Jackson
Chairman

PRESIDENT & CHIEF EXECUTIVE OFFICER'S PRESENTATION



My Dear Fellow Shareholder,

It is with great pleasure that, as President and Chief Executive Officer, I address these comments to my fellow shareholders following our first full year on the Nasdaq National Market.

Each and every year offers diverse challenges to be confronted, and different obstacles to be overcome, which in turn present new opportunities for advancement and success. 2005 was, therefore, in this respect no different than its predecessor.

MILESTONES of 2005

- The TOP Tankers Inc. fleet grew substantially during the year with the addition of fourteen (14) vessels delivered between February and December 2005, comprised of nine (9) Suezmax and five (5) Handymax tankers.
- As at the end of the year the TOP Tankers Inc. controlled fleet totalled twenty-seven (27) tankers consisting of 13 double hull Suezmax (for crude oil) and 14 Handymax double hull tankers (for petroleum products or crude oil) with a combined deadweight of 2.59 million DWT, and an average age of just 12.3 years.
- TOP Tankers Inc. sold the last of its single-hull tankers in September 2005 making the TOP Tankers controlled fleet one hundred per cent "double-hull."
- Five (5) Handymax products tankers – which are the subject of period time charter employment with major oil traders (Vitol and Glencore) – were sold and leased-back for seven (7) years. The total book profit, amounting to approximately $ 17.2 million, will be amortized over the period of the seven (7) year leaseback.
- Various categories of "sister ships" account for 2.30 million DWT (approximately 89%) of our fleet.
- Voyage revenues for the year were up 160% from $93.83 million for 2004 to $244.22 million for 2005.
- Net Income for the year was up 109% from $32.80 million for 2004 to $68.68 million for 2005.
- EBITDA for 2005 was up 169% at $140.14 million, compared to $ 52.14 million for 2004.
- Earnings per share held steady at a most satisfactory $2.46 for 2005.
- Dividends for 2005 totalled $1.09 per share, producing a yield of 8.7%.
- TOP Tankers Inc. continues to pursue a unique chartering strategy, ensuring downside protection while seeking upside potential by way of profit participation over a time charter base rate. This strategy ensures that for 2006, 70% of trading days are secured with the base rate, while also enabling 60% of the days to potentially benefit from upward spot market fluctuations.

Stringent vetting standards imposed by first class charterers and the considerable capital outlay required to create and build a modern, quality fleet remain important parameters for tanker owners and operators.
Risk is a perpetual and inherent element of any business venture. Nevertheless, we at TOP Tankers Inc. continue to seek mitigation of that risk by:

- considering return driven acquisitions;
- acquiring vessels that meet our qualitative requirements;
- ensuring that any such acquisitions are accretive for our shareholders;

arranging time charter employment for a substantial part of our fleet, and linking the time charters with profit sharing agreements in order to benefit from higher freight market rates;
- managing our interest rate exposure by entering into four and five year interest rate swaps;
- entering into a revolving credit line of $350 million which will ameliorate loan repayments through 2011.

SUBSEQUENT EVENTS

- On March 13, 2006 TOP Tankers Inc. announced the sale and immediate leaseback of thirteen (13) vessels for periods of five (5) to seven (7) years. The leases are effectively bareboat charters with TOP Tankers Inc. continuing to operate and commercially manage the vessels under the existing period charters with Vitol and Glencore.
- By entering into these sale and leaseback transactions we were able to capitalize on prevailing high second hand tanker values, while maintaining full commercial and operational control over the sold vessels. Furthermore, by distributing the majority of the net cash generated in the form of special dividends, we generated a substantial return for our shareholders. We intend pursuing similar transactions, whether involving acquisitions, redeployments of existing assets, or dispositions that clearly demonstrate an increase in shareholder value.
- The anticipated book gain of approximately $90 million will be amortized over the respective lease periods.
- Concurrent with the above, TOP Tankers Inc. declared a special dividend of $5.00 per share payable on March 27, 2006.
- Additionally, on April 6, 2006 TOP Tankers Inc. declared a further special dividend of $2.50 payable on April 25, 2006.
- In view of the considerable growth experienced by TOP Tankers Inc., over the last twelve months we have entered into a property lease agreement, effective May 2006, to rent three floors of an office building in the northern Athens suburb of Maroussi. The intention is that all our local staff will relocate to the new premises during the summer of 2006.

Last, but not least, I would like to pay tribute to our staff for another excellent performance in 2005. Without their dedication and support TOP Tankers Inc. would not be in the position we are today.

As I conclude my second reporting year as President and Chief Executive Officer, I do so in the knowledge of what we have achieved thus far, and confident in TOP Tankers Inc.'s ability to continue to deliver value for stockholders, stakeholders, and our clients. Executive and Management remain committed to proactively driving the Company forward for the benefit of all in the three spheres of our dynamic business – service, safety, and shareholder value.

Evangelos J. Pistiolis
President & Chief Executive Officer



Corporate Structure



TOP TANKERS INC.
NASDAQ "TOPT"
Charters
Chartered-in
100 %
18 Tankers
9 Tankers
100%
27 Tankers under Management
Commercial Relationships
GLENCORE INTERNATIONAL AG
Vitol
HMM
PDVSA
TOP Tanker Management Inc.
Management Company
Contracts
Sub-managers
V.Ships
Hanseatic



Board of Directors
(standing from left to right) Stamatios N. Tsantanis, Eirini Alexandropoulou, Vangelis G. Ikonomou
(sitting from left to right) Roy Gibbs, Thomas F. Jackson, Evangelos J. Pistiolis, Michael G. Docherty, Christopher J. Thomas.

Evangelos J. Pistiolis

President and Chief Executive Officer

Evangelos J. Pistiolis founded our company in 2000, is our President and Chief Executive Officer and serves on our board of directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day to day operations of a small fleet of drybulk carriers. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

Thomas F. Jackson

Chairman (non-executive)

Thomas F. Jackson is the Chairman of our board of directors since July 2004. In 2000, Mr. Jackson established Paralos Finance Corporation as a provider of financial consultancy services to select shipping companies. From 1967 to 1999, Mr. Jackson served in a number of managerial capacities with National Westminster Bank, including Head of Shipping in Greece. Mr. Jackson is an Associate of the Chartered Institute of Bankers (ACIB).

Stamatios N. Tsantanis

Chief Financial Officer

Stamatios N. Tsantanis is our Chief Financial Officer and serves on our board of directors since July 2004. Mr. Tsantanis was previously employed by Alpha Finance, a member of the Alpha Bank group, a leading Greek financial institution, from 1999 to 2004. In his capacity as a senior investment banker he participated in a number of equity, debt and convertible securities offerings in Europe and the United States in the transportation sector and shipping in particular. Prior to that, Mr. Tsantanis worked in the operations department of Athlomar

Shipping and Trading. Mr. Tsantanis holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelors degree in Shipping Economics from the University of Piraeus.

Vangelis G. Ikonomou

Executive Vice President

Vangelis G. Ikonomou is our Executive Vice President and serves on our board of directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Michael G. Docherty

Director (non-executive)

Michael G. Docherty serves on our board of directors since July 2004. Mr. Docherty is a founding partner of Independent Average Adjusters Ltd., an insurance claims adjusting firm located in Athens, Greece, which he co-founded in 1997. Mr. Docherty has 23 years of international experience handling maritime insurance claims.

Christopher J. Thomas

Director (non-executive)

Christopher J. Thomas serves on our board of directors since July 2004. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also the Chief Financial Officer of Dryships Inc. and serves on the board of directors of Omninet International Limited, each of which is a publicly traded company with shares registered under the Securities Exchange Act of 1934, as amended. From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd., which is also a publicly traded company with securities registered under the Securities Exchange Act of 1934. Prior to joining Excel, Mr. Thomas was the Chief Financial Officer of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Roy Gibbs

Director (non-executive)

Roy Gibbs serves on our board of directors since July 2004. Mr. Gibbs has been the chief executive officer of Standard Chartered Grindlays Bank, Greece, formerly ANZ Grindlays, since 1992. From 1988 to 1992, Mr. Gibbs was the chief manager of domestic banking at ANZ Grindlays, London. Prior to that he was assistant director for property, construction and shipping at ANZ London. Mr. Gibbs joined National and Grindlays Bank in 1965.

Eirini Alexandropoulou

Company Secretary

Eirini Alexandropoulou is our Secretary since August 2004. Mrs. Alexandropoulou's principal occupation for the past 7 years is as a legal advisor providing legal services to ship management companies with respect to corporate and commercial as well as shipping and finance law issues in Greece. From 2001 to 2004, Mrs. Alexandropoulou served as a legal advisor to Eurocarriers SA, a ship manager. Most recently, from 2000 to 2001, Mrs. Alexandropoulou served as a legal advisor to Belize's ship registry office in Piraeus. Mrs. Alexandropoulou has been a member of the Athens Bar Association since 1997 and has a law degree from the Law Faculty of the University of Athens.



Captain Stavros Emmanuel

Chief Operating Officer

Captain Stavros Emmanuel is the Chief Operating Officer of TOP Tanker Management since July 2004. Prior to joining TOP Tanker Management, Captain Emmanuel served as General Manager of Primal Tankers Inc., where his responsibilities included chartering, operations and technical management. Prior to joining Primal Tankers in 2000, Captain Emmanuel worked in various management capacities for Compass United Maritime Container Vessels. Captain Emmanuel obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropirgos, Greece and earned a Master Mariners degree in 1971.

George Goumopoulos

Chief Technical Officer

George Goumopoulos is the Chief Technical Officer of TOP Tanker Management since July 2004. Prior to joining TOP Tanker Management, Mr. Goumopoulos served as Technical Manager of Primal Tankers Inc. From 1981 to 2003. Mr. Goumopoulos worked for Athenian Sea Carriers as Fleet Manager, Deputy Technical Manager and finally as Technical Manager. Mr. Goumopoulos holds a Bachelor degree from the University of Michigan, USA in Marine Engineering and Naval Architecture, where he also completed his postgraduate studies in the same fields. He holds a Diploma from NTUA (EMA Athens) in Marine Engineering and Electrical Engineering.


4CS



TOP TANKERS Inc.

FLEET UNDER MANAGEMENT - APRIL 2006

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2005)	Charterer
13 Suezmax Tankers							
Timeless	154,970	1991	Time Charter	Q2/2007	$28,000	100% first $7,000 + 50% thereafter	Glencore
Flawless	154,970	1991	Time Charter	Q2/2007	$28,000	100% first $7,000 + 50% thereafter	Glencore
Stopless	154,970	1991	Time Charter	Q2/2007	$28,000	100% first $7,000 + 50% thereafter	Glencore
Faultless	154,970	1992	Time Charter	Q2/2010	$37,000[1]	None	HMM
Priceless	154,970	1991	Spot				
Noiseless	149,554	1992	Spot				
Stainless	149,599	1992	Spot				
Endless	135,915	1992	Time Charter	Q3/2010	38,700	None	PDVSA
Limitless	136,055	1993	Spot				
Errorless	147,048	1993	Spot				
Edgeless	147,048	1994	Spot				
Ellen P	146,268	1996	Spot				
Stormless	150,038	1993	Spot				
14 Handymax Tankers							
Victorious	47,084	1991	Time Charter	Q3/2009	$14,500[2]	100% first $500 + 50% thereafter	Glencore
Sovereign	47,084	1992	Time Charter	Q3/2009	$14,500[2]	100% first $500 + 50% thereafter	Glencore
Invincible	47,084	1992	Time Charter	Q3/2009	$14,500[2]	100% first $500 + 50% thereafter	Glencore
Relentless	47,084	1992	Time Charter	Q3/2009	$14,500[2]	100% first $500 + 50% thereafter	Glencore
Vanguard	47,084	1992	Time Charter	Q1/2010	$14,250[3]	100% first $250 + 50% thereafter	Vitol
Restless	47,084	1991	Time Charter	Q1/2010	$14,250[3]	100% first $250 + 50% thereafter	Vitol
Spotless	47,094	1991	Time Charter	Q1/2010	$14,250[3]	100% first $250 + 50% thereafter	Vitol
Doubtless	47,076	1991	Time Charter	Q1/2010	$14,250[3]	100% first $250 + 50% thereafter	Vitol
Faithful	45,720	1992	Time Charter	Q1/2007	$14,250[3]	100% first $250 + 50% thereafter	Vitol
Topless	47,262	1998	Time Charter	Q2/2010	$17,000[4]	30% above base rate	Glencore
Taintless	46,217	1999	Time Charter	Q1/2010	$17,000[4]	30% above base rate	Glencore
Dauntless	46,168	1999	Time Charter	Q1/2010	$17,000[4]	30% above base rate	Glencore
Soundless	46,185	1999	Time Charter	Q2/2010	$17,000[4]	30% above base rate	Glencore
Ioannis P	46,346	2003	Time Charter	Q3/2010	$18,000[5]	35% above base rate	Glencore
Total DWT	**2,590,881**						

1. Base rate will change to $36,000 in the third year of the contract and $35,000 in the fourth year until expiration.
2. Base rate will change to $14,000 in the third year of the contract until expiration.
3. Base rate will change to $13,250 from 1/1/2006 until expiration of the contracts, with 100% profit sharing participation in the first $1,250 above base rate and 50% thereafter.
4. Base rate will change to $16,250 in the second year of the contract until expiration, with 100% profit sharing participation in the first $1,000 above base rate and 50% thereafter.
5. Profit sharing will change in the second year of the contract until expiration to 100% profit sharing participation in the first $1,000 above base rate and 50% thereafter.



TOP Tankers new corporate headquarters in Athens

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ] **REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2005

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____ to ____

OR

[ ] **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of event requiring this shell company report: N/A

Commission file number 000-50859

TOP TANKERS INC.

(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands

(Jurisdiction of incorporation or organization)

109-111 Messogion Avenue, Politia Centre, Athens 11526 Greece

(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

NONE

Securities registered or to be registered pursuant to section 12(g) of the Act.

Common Stock par value $0.01 per share
Preferred Stock Purchase Rights

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

28,080,640 shares of Common Stock, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes | | No | X |

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes | | No| X |

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 for their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ____

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer | | Accelerated filer | | Non-accelerated filer | X |

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ____ Item 18 X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes | | No | X |

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as ''forward-looking statements''. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

- future operating or financial results;
- statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
- statements about crude oil and refined petroleum products tanker shipping market trends, including charter rates and factors affecting supply and demand;
- our ability to obtain additional financing;
- expectations regarding the availability of vessel acquisitions; and
- anticipated developments with respect to pending litigation.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this report.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for crude oil, refined petroleum products, the effect of changes in OPEC's petroleum production levels, worldwide crude oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in TOP Tankers Inc.'s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

When used in this document, the words ''anticipate,'' ''estimate,'' ''project,'' ''forecast,'' ''plan,'' ''potential,'' ''will,'' ''may,'' ''should,'' and ''expect'' reflect forward-looking statements.

The following table reconciles net income, as reflected in the consolidated income statements to EBITDA:

Dollars in thousands	2001	2002	2003	2004	2005
Net Income	$1,777	$201	$1,634	$32,794	$68,684
Depreciation and Amortization	1,337	2,390	4,203	14,622	53,054
Interest and finance costs, net	749	987	1,335	4,720	18,403
EBITDA	$3,863	$3,578	$7,172	$52,136	$140,141

(4) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(5) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(6) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(7) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. The following table reflects calculation of the TCE (all amounts are expressed in thousands of U.S. dollars, except for Average Daily Time Charter Equivalent amounts and Total Voyage Days):

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as ''forward-looking statements''. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

- future operating or financial results;
- statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
- statements about crude oil and refined petroleum products tanker shipping market trends, including charter rates and factors affecting supply and demand;
- our ability to obtain additional financing;
- expectations regarding the availability of vessel acquisitions; and
- anticipated developments with respect to pending litigation.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this report.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for crude oil, refined petroleum products, the effect of changes in OPEC's petroleum production levels, worldwide crude oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in TOP Tankers Inc.'s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

When used in this document, the words ''anticipate,'' ''estimate,'' ''project,'' ''forecast,'' ''plan,'' ''potential,'' ''will,'' ''may,'' ''should,'' and ''expect'' reflect forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Unless the context otherwise requires, as used in this report, the terms ''Company,'' ''we,'' ''us,'' and ''our'' refer to TOP Tankers Inc. and all of its subsidiaries, and ''TOP Tankers Inc.'' refers only to TOP Tankers Inc. and not to its subsidiaries. We use the term deadweight, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Selected Financial Data

The following table sets forth the selected historical consolidated financial data and other operating data of TOP Tankers Inc. as of December 31, 2001, 2002, 2003, 2004 and 2005 and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected historical consolidated financial data of TOP Tankers Inc. in the table are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and have been audited for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 by Ernst & Young (Hellas) Certified Auditors Accountants S.A ("Ernst & Young"), independent registered public accounting firm.

	Year Ended December 31,				
Dollars in thousands, except per share data and average daily results	2001	2002	2003	2004	2005
INCOME STATEMENT DATA					
Voyage revenues	$13,344	$11,426	$23,085	$93,829	$244,215
Voyage expenses	4,413	3,311	5,937	16,898	36,889
Vessel operating expenses	3,345	4,553	8,420	16,859	54,521
General and administrative expenses(1)	455	816	1,815	8,579	23,818
Foreign currency (gains) losses, net	(3)	62	105	75	(68)
Amortization of deferred gain on sale of vessels	-	-	-	-	837
Gain on sale of vessels	-	-	-	638	10,115
Depreciation and amortization	1,337	2,390	4,203	14,622	53,054
Total operating expenses	9,547	11,132	20,480	56,395	157,262
Operating income	3,797	294	2,605	37,434	86,953
Net interest expense	749	987	1,335	4,720	18,403
Other income (expense), net	(1,271)	894	364	80	134
Net income	$1,777	$201	$1,634	$32,794	$68,684
Basic and diluted earnings per share(2)	$0.30	$0.03	$0.27	$2.54	$2.46
Weighted average basic shares outstanding(2)	6,000,000	6,000,000	6,000,000	12,922,449	27,926,771
Weighted average diluted shares outstanding(2)	6,000,000	6,000,000	6,000,000	12,922,449	27,932,012
Dividends paid per share(2)	$0.08	$0.14	$0.10	$0.39	$1.09

BALANCE SHEET DATA, at end of period					
Current assets	$2,778	$845	$4,862	$141,051	$67,574
Total assets	18,573	33,474	55,703	539,886	980,897
Current liabilities, including current portion of long-term debt	3,387	4,390	9,008	42,811	78,594
Total long-term debt, including current portion	9,914	22,875	34,403	194,806	564,103
Stockholders' equity	7,136	8,772	16,319	321,809	369,658
OTHER FINANCIAL DATA					
EBITDA(3)	$3,863	$3,578	$7,172	$52,136	$140,141
FLEET DATA					
Total number of vessels at end of period	2.0	3.0	5.0	15.0	27.0
Average number of vessels(4)	2.0	2.9	4.4	9.6	21.7
Total voyage days for fleet(5)	730	961	1,517	3,215	7,436
Total time charter days for fleet	-	160	543	1,780	5,567
Total spot market days for fleet	730	801	974	1,435	1,869
Total calendar days for fleet(6)	730	1,042	1,609	3,517	7,905
Fleet utilization(7)	100.0%	92.2%	94.3%	91.4%	94.1%
AVERAGE DAILY RESULTS					
Time charter equivalent(8)	$12,234	$8,444	$11,304	$23,929	$27,881
Vessel operating expenses(9)	4,582	4,369	5,233	4,794	5,985
General and administrative expenses(10)	623	783	1,128	2,439	3,013
Total vessel operating expenses(11)	5,205	5,152	6,361	7,233	8,998

(1) We did not pay any compensation to members of our senior management or our directors in the years ended December 31, 2001, 2002 and 2003. During 2004 and 2005, we paid to the members of our senior management and to our directors aggregate compensation of approximately $4.4 million and $8.1 million respectively.

(2) All share and per share amounts have been restated to reflect the retroactive effect of the stock dividend in May 2004.

(3) EBITDA represents earnings before interest and finance costs, net, taxes, depreciation and amortization. Interest and finance costs, net include gain or loss from termination of swaps and swap fair value changes. EBITDA is included in this report because we believe it provides investors with an understanding of operating performance over comparative periods. EBITDA should not be considered as a substitute for income from operations, net income or cash flows from operating activities (all as determined in accordance with generally accepted accounting principles) for the purpose of analyzing our operating performance, financial position and cash flows, as EBITDA is not defined by generally accepted accounting principles. We presented EBITDA, however, because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and/or incur debt.

The following table reconciles net income, as reflected in the consolidated income statements to EBITDA:

Dollars in thousands	2001	2002	2003	2004	2005
Net Income	$1,777	$201	$1,634	$32,794	$68,684
Depreciation and Amortization	1,337	2,390	4,203	14,622	53,054
Interest and finance costs, net	749	987	1,335	4,720	18,403
EBITDA	$3,863	$3,578	$7,172	$52,136	$140,141

(4) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(5) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(6) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(7) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. The following table reflects calculation of the TCE (all amounts are expressed in thousands of U.S. dollars, except for Average Daily Time Charter Equivalent amounts and Total Voyage Days):

Dollars in thousands, except average daily results	2001	2002	2003	2004	2005
Voyage revenues	$13,344	$11,426	$23,085	$93,829	$244,215
Less:					
Voyage expenses	(4,413)	(3,311)	(5,937)	(16,898)	(36,889)
Time charter equivalent revenue	$8,931	$8,115	$17,148	$76,931	$207,326
Total voyage days	730	961	1,517	3,215	7,436
Average Daily Time Charter Equivalent	$12,234	$8,444	$11,304	$23,929	$27,881

(9) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses, excluding lease payments by fleet calendar days for the relevant time period.

(10) Daily general and administrative expenses are calculated by dividing general and administrative expenses and stock-based compensation by fleet calendar days for the relevant time period.

(11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Capitalization and Indebtedness

Not Applicable.

Reasons for the Offer and Use of Proceeds

Not Applicable.

Risk Factors

The following risks relate principally to the industry in which we operate and our business in general. Any of the risk factors could materially and adversely affect our business, financial condition or operating results and the trading price of our common stock.

Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity or results of operation.

Risks Related to Our Industry

The international tanker industry is both cyclical and volatile and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and our results of operation

The international tanker industry is cyclical with attendant volatility in charter hire rates and industry profitability. The degree of charter hire volatility within the tanker industry has varied widely. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline. The degree of charter rate volatility among different types of tankers has varied widely. Although our fleet deployment strategy may limit our exposure, we are nonetheless exposed to changes in spot rates for tankers and such changes may affect our earnings and the value of our vessels at any given time.

The factors affecting the supply and demand for our tankers are outside our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable. Factors that influence demand for tanker capacity include:

- demand for refined petroleum products and crude oil;
- changes in crude oil production and refining capacity;
- the location of regional and global crude oil refining facilities that affect the distance that refined petroleum products and crude oil are to be moved by sea;
- global and regional economic and political conditions;
- developments in international trade;
- changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;
- environmental and other regulatory developments;
- currency exchange rates; and
- weather.

The factors that influence the supply of oceangoing vessel capacity include:

- the number of newbuilding deliveries;
- the scrapping rate of older vessels;
- the price of steel;
- changes in environmental and other regulations that may limit the useful lives of vessels;
- port or canal congestion;
- the number of vessels that are out of service; and
- changes in global crude oil production.

The international tanker industry has experienced historically high charter rates and vessel values in the recent past and there can be no assurance that these historically high charter rates and vessel values will be sustained

Charter rates in the tanker industry recently have been near historically high levels. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon continued economic growth in the world's economy as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that these charter rates are the result of continued economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in charter rates could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

If we violate environmental laws or regulations, the resulting liability may adversely affect our earnings and financial condition

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the value or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially and adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

As a result of accidents, such as the oil spill in November 2002 relating to the loss of the *m.t. Prestige,* a 26-year old single- hull product tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a materially adverse impact on our financial condition, results of operations and ability to pay dividends.

The operation of our vessels is affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM Code-certified. However, we cannot assure you that such certification will be maintained indefinitely.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit liability is also forfeited under the CLC where the spill is caused by the owner's actual fault and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters. OPA allows for potentially unlimited liability without regard to fault of vessel owners, operators and bareboat charterers for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel oils), in United States waters. OPA also expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution materials occurring within their boundaries.

We currently maintain, for each of our vessels, pollution liability coverage insurance of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which will adversely affect our earnings

The fair market value of our vessels may increase and decrease depending on the following factors:

- general economic and market conditions affecting the international tanker industry;
- competition from other shipping companies;
- types and sizes of vessels;
- other modes of transportation;
- cost of newbuildings;
- governmental or other regulations;
- prevailing level of charter rates; and
- technological advances.

If we sell vessels at a time when vessel prices have fallen and before an impairment adjustment is made to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements or if vessel prices have fallen below the carrying amount in our financial statements we may be required to write down the carrying amount, with the result that we shall incur a loss and a reduction in earnings.

An increase in the supply of vessel capacity without an increase in demand for vessel capacity would likely cause charter rates and vessel values to decline, which could have a material adverse effect on our revenues and profitability

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. Currently there is significant new building activity with respect to virtually all sizes and classes of vessels. If the amount of tonnage delivered exceeds the number of vessels being scrapped, vessel capacity will increase. If the supply of vessel capacity increases and the demand for vessel capacity does not, the charter rates paid for our vessels as well as the value of our vessels could materially decline. Such a decline in charter rates and vessel values would likely have a material adverse effect on our revenues and profitability.

Our operating results from our tankers are subject to seasonal fluctuations, which may adversely affect our operating results and ability to pay dividends

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased oil consumption of oil and petroleum in the northern hemisphere during the winter months. Our Handymax tankers carry, in part, refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and heating oil. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in the future.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with the American Bureau of Shipping, Lloyd's Register of Shipping or Det Norske Veritas, each of which is a member of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which would negatively impact our revenues.

World events could adversely affect our results of operations and financial condition

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Risks Related to Our Business

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share

We intend to continue to grow our fleet. Our growth will depend on:

- locating and acquiring suitable vessels;
- identifying and consummating acquisitions or joint ventures;
- integrating any acquired business successfully with our existing operations;
- enhancing our customer base;
- managing expansion; and
- obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels

The loan agreements under our credit facilities contain a covenant that requires the aggregate market value of the mortgaged vessels to at all times exceed 140% of the aggregate outstanding principal amount of the loan. If the market value of our fleet declines, we may be in default of this loan covenant and we may not be able to refinance our debt or obtain additional financing. Also, declining vessel values could cause us to breach some of the covenants under the financing agreements relating to our indebtedness. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

Servicing future debt would limit funds available for other purposes such as the payment of dividends

To finance our fleet expansion program, we incurred secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. We will need to take on additional indebtedness as we expand our fleet, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, including the payment of dividends, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet.

Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities

Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

- incur additional indebtedness;
- create liens on our assets;
- sell capital stock of our subsidiaries;
- make investments;
- engage in mergers or acquisitions;
- pay dividends;
- make capital expenditures;
- change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and
- sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

We depend on third party managers to manage our fleet

As of December 31, 2005, we have subcontracted the day to day technical management, crewing and certain purchasing functions of all vessels in our fleet to third party managers, with the exception of three vessels for which only the crewing has been assigned to third party managers. Further, we may subcontract the technical management of vessels acquired in the future to other third party technical management companies. While our wholly-owned subsidiary, TOP Tanker Management, has direct oversight responsibility for these third party managers, the loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you will have no recourse against these parties. Further, we expect that we will need to seek approval from our lenders to change these third party managers.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

As we expand our business, we will need to improve our operations and financial systems and staff; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.

Our earnings may be adversely affected if we do not successfully employ our vessels

We seek to deploy our vessels both on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2005, 19 of our vessels were contractually committed to time charters. Although these time charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, our tankers committed to time charters may not be available for spot voyages during an upturn in the tanker industry cycle, when spot voyages might be more profitable. The spot market is highly competitive, and spot market charter rates may fluctuate dramatically based on the supply and demand for the major commodities internationally carried by water and other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our vessels profitably. As of December 31, 2005, the remainders of our vessels were trading in the spot market. If we cannot continue to employ these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

In the highly competitive international tanker market, we may not be able to compete for charters with new entrants or established companies with greater resources

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and refined petroleum products can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

We have historically derived a significant part of our revenue from a small number of charterers. In 2005, approximately 52% of our revenue was derived from 2 charterers; in 2004, approximately 44% of our revenue was derived from 2 charterers; in 2003, approximately 47% of our revenue was derived from 2 charterers and, in 2002, approximately 65% of our revenue was derived from 3 charterers. During 2005, under time charter contracts, Glencore and Vitol provided 32% and 20% of our revenues, respectively. The occurrence of any problems with these charterers may adversely affect our revenues.

We may be unable to attract and retain key management personnel and other employees in the international tanker industry, which may negatively affect the effectiveness of our management and our results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our President, Chief Executive Officer and Director, Evangelos Pistiolis, our Chief Financial Officer and Director, Stamatios Tsantanis and our Executive Vice President and Director, Vangelis Ikonomou. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not intend to maintain "key man" life insurance on any of our officers.

Risks involved with operating ocean going vessels could affect our business and reputation, which would adversely affect our revenues and stock price

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

- marine disaster
- piracy;
- environmental accidents;
- cargo and property losses or damage; and
- mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting, and could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable vessel operator. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Rising fuel prices may adversely affect our profits

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. As a result, an increase in the price of fuel may adversely affect our profitability. Further, fuel may become much more expensive in future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to move to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while our vessels are forced to wait for space or to relocate to drydocking facilities that are farther away from the routes on which our vessels trade would decrease our earnings.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings

While we inspect previously owned, or secondhand, vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal at least their carrying amount at that time.

We may not have adequate insurance to compensate us if we lose our vessels

We procure insurance for our fleet against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, war risk insurance and insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. While we currently have loss of hire insurance that covers, subject to annual coverage limits, all of the vessels in our fleet, we may not purchase loss of hire insurance to cover newly acquired vessels. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world commercial markets, including the energy markets. The recent conflict in Iraq may lead to additional acts of terrorism, armed conflict and civil disturbance around the world, which may contribute to further instability in the oil markets. Terrorist attacks, such as the attack on the M/T Limburg in October 2002, may also negatively affect our operations and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Maritime claimants could arrest our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the ''sister ship'' theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any ''associated'' vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ''sister ship'' liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

Certain existing stockholders, who hold approximately 16.4% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions

Sovereign Holdings Inc., or Sovereign Holdings, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and Kingdom Holdings Inc., or Kingdom Holdings, a company owned primarily by adult relatives of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, own, directly or indirectly, approximately 16.4% of the outstanding shares of our common stock. While these shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock, due to the number of shares of our common stock they own, they have the power to exert considerable influence over our actions.

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

We will become subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. These requirements will first apply to our annual report for the fiscal year ending December 31, 2006. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of our initial compliance and the future ongoing costs of complying with these requirements may be substantial.

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business.

U.S. tax authorities could treat us as a ''passive foreign investment company,'' which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a ''passive foreign investment company,'' or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ''passive income'' or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of ''passive income.'' For purposes of these tests, ''passive income'' includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute ''passive income.'' U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ''passive income,'' and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under ''Tax Considerations_U.S. Federal Income Taxation of U.S. Holders''), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. See ''Tax Considerations_U.S. Federal Income Taxation of U.S. Holders'' for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

We generate all of our revenues in U.S. dollars but incur approximately 9% of our expenses in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. For example, in the 12 months ended December 31, 2005, the value of the U.S. dollar increased by 13.23% as compared to the Euro. We have not hedged these risks. Our operating results could suffer as a result.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law

Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Security holder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our security holders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would security holders of a corporation incorporated in a United States jurisdiction.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Our predecessor, Ocean Holdings Inc. was formed in January 2000, under the laws of Marshall Islands and renamed to TOP Tankers Inc. in May 2004. On July 23, 2004, our common stock was listed on the Nasdaq National Market, under the symbol "TOPT", in connection with our initial public offering. The net proceeds of our initial public offering, approximately $124.6 million, were primarily used to finance the acquisition of 10 vessels, comprised of 8 ice-class double-hull Handymax tankers and 2 double-hull Suezmax tankers. The total cost of the acquisition was approximately $251.3 million. The address of our principal executive office is 109-111 Messogion Avenue, Politia Centre, Athens 11526 Greece. The telephone number of our registered office is + 30 210 6978000.

On November 5, 2004, we completed a follow-on offering of our common stock. The net proceeds of our follow-on offering, approximately $139.5 million, were used primarily to finance the acquisition of 5 double-hull Suezmax tankers. The total cost of the acquisition was approximately $249.3 million.

During 2005, we acquired 5 double-hull Handymax and 4 double-hull Suezmax tankers at a total cost of $453.4 million and sold 1 double-hull Handymax and our last single-hull Handysize tanker. We finally sold and leased-back 5 double-hull Handymax tankers for a period of 7 years.

We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil. As of December 31, 2005, our fleet consisted of 27 vessels (including 5 vessels sold and leased-back), comprised of 14 double-hull Handymax product tankers and 13 double-hull Suezmax tankers, with a total cargo carrying capacity of approximately 2.6 million deadweight tons, or dwt. We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.

Following the agreement to sell and lease back 9 double-hull Suezmax and 4 double-hull Handymax tankers for a period of 5 to 7 years, in early April 2006, we own and operate a fleet of 27 vessels, consisting of 9 tankers fully owned and 18 tankers chartered-in and fully controlled.

Business Overview

Business Strategy

Our business strategy is focused on building and maintaining enduring relationships with participants in the international tanker industry, including leading charterers, oil companies, oil traders, brokers, suppliers, classification societies, insurers and others. We seek to continue to create long-term value principally by acquiring and operating high quality double-hull, refined petroleum products and crude oil tankers.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining our fleet with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Our Fleet

We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil. As of December 31, 2005, our fleet consisted of 27 vessels (including 5 vessels sold and leased-back), comprised of 14 double-hull Handymax product tankers and 13 double-hull Suezmax tankers, with a total cargo carrying capacity of approximately 2.6 million dwt. We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. As of December 31, 2005, the vessels in our fleet have a total cargo capacity of approximately 2.6 million dwt. Over 88.8% of our fleet by dwt were sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and create cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

During 2005, we acquired 5 double-hull Handymax and 4 double-hull Suezmax tankers at a total cost of $453.4 million and sold 1 double-hull Handymax and our last single-hull Handysize tanker. We sold and leased-back 5 double-hull Handymax tankers for a period of 7 years.

We recently agreed to sell and lease back 9 double-hull Suezmax and 4 double-hull Handymax tankers for a period of 5 to 7 years. We currently own and operate a fleet of 27 vessels, consisting of 9 tankers fully owned and 18 tankers chartered-in and fully controlled.

Chartering of the Fleet

As of December 31, 2005 all 14 of our Handymax tankers operated under time charter contracts expiring from 2007 to 2010. Four of our Handymax tankers were deployed under 60 month time charter contracts that have a base rate for the first two years of $14,500 per day. From the third year until expiration of the contracts, base rate will change to $14,000 per day. Should the vessels generate revenues, on a quarterly basis, in excess of the base rate, we will receive 100% of the first $500 per day in excess of the base rate. Thereafter we will receive 50% of the excess. Five of our Handymax tankers were deployed under 30 month time charter contracts that have a base rate of $14,250 per day until December 31, 2005 and $13,250 per day until expiration of the contracts. Should the vessels generate revenues, on a quarterly basis, in excess of the base rate, we will receive 100% of the first $250 per day in excess of the base rate until December 31, 2005 and $1,250 per day until expiration of the contracts. Thereafter we will receive 50% of the excess. Four of our Handymax tankers were deployed under 60 month time charter contracts that have a base rate for the first year of $17,000 per day. From the second year until expiration of the contracts, base rate will change to $16,250 per day. Should the vessels generate revenues, on a quarterly basis, in excess of the base rate, in the first year we will receive 30% of the excess and from the second year until expiration, we will receive 100% of the first $1,000 per day in excess of the base rate and 50% of the excess thereafter. One of our Handymax tankers was deployed under 60 month time charter contract that has a base rate of $18,000 per day. Should the vessel generate revenue, on a quarterly basis, in excess of the base rate, in the first year we will receive 35% of the excess and from the second year until expiration, we will receive 100% of the first $1,000 per day in excess of the base rate and 50% of the excess thereafter. Our Suezmax tankers operated on the spot market.

Management of the Fleet

Since July 1, 2004, TOP Tanker Management, our wholly-owned subsidiary, has been responsible for all of the chartering, operational and technical management of our fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries. Prior to July 1, 2004, the operations of our fleet were managed by Primal Tankers Inc., which was wholly-owned by the father of our Chief Executive Officer.

As of December 31, 2005, TOP Tanker Management has subcontracted the day to day technical management and crewing of 6 Handymax tankers and 12 Suezmax tankers to V.Ships Management Limited, a ship management company operating in Scotland, Norway and Switzerland and has subcontracted the day to day technical management and crewing of 5 Handymax tankers and 1 Suezmax tanker to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. TOP Tanker Management has subcontracted the crewing of 2 Handymax tankers to V. Ships Management Limited, a ship management company operating in Greece and has subcontracted the crewing of 1 Handymax tanker to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. TOP Tanker Management pays a monthly fee of $10,000 per vessel for the 18 vessels under its agreements with V. Ships Management and a monthly fee of $7,083.33 per vessel for the 6 vessels under its agreements with Hanseatic Shipping Company.

Crewing and Employees

As of December 31, 2004 and 2005, we had 3 employees, while our wholly-owned subsidiary, TOP Tanker Management, employed approximately 35 employees in 2004 and 58 employees in 2005, all of whom are shore-based. TOP Tanker Management ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

V. Ships Management and Hanseatic Shipping Company are responsible for the crewing of the fleet. Such responsibilities include training, transportation, compensation and insurance of the crew.

All of the employees of TOP Tanker Management are subject to a general collective bargaining agreement covering employees of shipping agents. These agreements set industry-wide minimum standards. We have not had any labor problems with our employees under this collective bargaining agreement and consider our workplace and labor union relations to be good.

Environmental and Other Regulation

Government regulation significantly affects the ownership and operation of our tankers. Our fleet is subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation

International Maritime Organization (IMO)

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the "MARPOL Convention". The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In March 1992, the IMO adopted regulations that set forth pollution prevention requirements applicable to tankers.-, which became effective in July 1993. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide for, among other things, phase-out of single hull tankers and more stringent inspection requirements; including, in part, that:

- tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double-sided construction, unless: (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);
- tankers 30 years old or older must be of double-hull construction or mid-deck design with double sided construction; and
- all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

- is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

- commences a major conversion or has its keel laid on or after January 6, 1994; or
- completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In April 2001, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers, which became effective in September 2002. These regulations require the phase-out of most single- hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state administration may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals.

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to a MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year
Category 1 oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks	April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982
Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements and Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.	April 5, 2005 for ships delivered on April 5, 1977 or earlier 2005 for ships delivered after April 5, 1977 but before January 1, 1978 2006 for ships delivered in 1978 and 1979 2007 for ships delivered in 1980 and 1981 2008 for ships delivered in 1982 2009 for ships delivered in 1983 2010 for ships delivered in 1984 or later

Under the revised regulations, the flag state administration may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or their 25th anniversary to ports or offshore terminals.

The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of deliver for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

- the oil tanker conversion was completed before July 6, 1996;

- the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

- the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

- crude oils having a density at 15°C higher than 900 kg/m3;

- fuel oils having either a density at 15°C higher than 900 kg/ m3 or a kinematic viscosity at 50_C higher than 180 mm2/s;

- bitumen, tar and their emulsions.

Under the regulation 13H, the flag state administration may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15°C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state administration may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state administration may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We are certified as an approved ship manager under the ISM Code.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state or by an appointed classification society, under the ISM Code. All of our vessels have obtained safety management certificates.

Noncompliance with the ISM Code and other IMO regulations may subject the ship-owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports, as the case may be.

Many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that became effective in November 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $ 6.5 million plus approximately $913 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately 129.9 million. As the 1969 Convention calculates liability in terms of basket currencies, these figures are based on currency exchange rates on March 20, 2006. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions, or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers and product tankers, it applies to discharges by non-tanker ships, including drybulk carriers, of fuel oil, or bunkers, used to power such vessels.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers. OPA defines these other damages broadly to include:

- natural resources damages and the costs of assessment thereof;
- real and personal property damages;
- net loss of taxes, royalties, rents, fees and other lost revenues;
- lost profits or impairment of earning capacity due to property or natural resources damage; and
- net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.

OPA limits the liability of responsible parties to the greater of \$600 per gross ton or \$0.5 million per drybulk carrier that is over 300 gross tons (subject to possible adjustment for inflation). OPA limits the liability of responsible parties to the greater of \$1,200 per gross ton or \$10 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of \$300 per gross ton or \$5.0 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our tankers call.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of \$1,500 per gross ton for tankers, coupling the OPA limitation on liability of \$1,200 per gross ton with the CERCLA liability limit of \$300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1 billion per vessel per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

Under OPA, with certain limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period, from 1995 to 2015, based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

- discharging at the Louisiana Offshore Oil Port, also known as the LOOP; or
- unloading with the aid of another vessel, a process referred to in the industry as lightering, within authorized lightering zones more than 60 miles off-shore.

Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

- address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";
- describe crew training and drills; and
- identify a qualified individual with full authority to implement cleanup actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in U.S. waters. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain tanker vessels to prepare response plans for the release of hazardous substances.

Additional U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The Clean Water Act, or the CWA, prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, as a result of a recent U.S. federal court decision, vessel owners and operators may be required to obtain CWA permits for the discharge of ballast water, or they will face penalties for failing to do so. Although the EPA is likely to appeal this decision, we do not know how this matter is likely to be resolved and we cannot assure you that any costs associated with compliance with the CWA's permitting requirements will not be material to our results of operations.

The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

Several of our vessels currently carry cargoes to U.S. waters regularly and we believe that all of our vessels are suitable to meet OPA and other U.S. environmental requirements and that they would also qualify for trade if chartered to serve U.S. ports.

European Union Tanker Restrictions

In July 2003, the European Union adopted regulations that accelerate the IMO single hull tanker phase-out timetable. Under the regulation no oil tanker is allowed to operate under the flag of a EU member state, nor shall any oil tanker, irrespective of its flag, be allowed to enter into ports or offshore terminals under the jurisdiction of a EU member state after the anniversary of the date of delivery of the ship in the year specified in the following table, unless such tanker is a double hull oil tanker:

Category of Oil Tankers	Date or Year
Category 1 oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks	2003 for ships delivered in 1980 or earlier 2004 for ships delivered in 1981 2005 for ships delivered in 1982 or later
Category 2 – oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements and Category 3 – oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.	2003 for ships delivered in 1975 or earlier 2004 for ships delivered in 1976 2005 for ships delivered in 1977 2006 for ships delivered in 1978 and 1979 2007 for ships delivered in 1980 and 1981 2008 for ships delivered in 1982 2009 for ships delivered in 1983 2010 for ships delivered in 1984 or later

Furthermore, under the regulation, all oil tankers of 5,000 dwt or less must comply with the double hull requirements no later than the anniversary date of delivery of the ship in the year 2008. The regulation, however, provides that oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirement provided that they are duly certified under inland water legislation.

The European Union, following the lead of certain European Union nations such as Italy and Spain, as of October 2003, has also banned all single- hull tankers of 600 dwt and above carrying HGO, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single- hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six -month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

- on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;
- on-board installation of ship security alert systems;
- the development of vessel security plans; and
- compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every seagoing vessel must be ''classed'' by a classification society. The classification society certifies that the vessel is ''in class,'' signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ''recommendation'' which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as ''in class'' by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being ''in class'' by the American Bureau of Shipping, Lloyd's Register of Shipping or Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance General

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of the vessels in our fleet. The vessels in our fleet are each covered up to at least fair market value, with deductibles of $100,000 per vessel per incident, except for 4 of our Suezmax tankers, which have deductibles of $200,000 per vessel per incident. We also arranged increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ''clubs.'' Subject to the ''capping'' discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax and Handymax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

Seasonality

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased oil consumption of oil and petroleum in the northern hemisphere during the winter months. Our Handymax tankers carry, in part, refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and heating oil. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31.

Legal Proceedings Against Us

We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims. Most claims are covered by insurance, subject to customary deductibles. We believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position.

Organizational Structure

TOP Tankers Inc. is the sole owner of all outstanding shares of the subsidiaries listed in Note 1 of our Consolidated Financial Statements under Item 18. See also Exhibit 8.1.

Properties, Plants and Equipment

We lease office space in Athens, Greece, from Pyramis Technical Co., SA which is wholly-owned by John Pistiolis, the father of our Chief Executive Officer. In addition, our newly established subsidiary TOP TANKERS (U.K.) LIMITED, a representative company in London, leases office space in London, from an unrelated third party. We refer you to "Our Fleet" in this section for a discussion of our vessels.

In January 2006, we entered into an agreement to lease office space in Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years.

ITEM 4A Unresolved Staff Comments

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2005, 2004 and 2003. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil. As of December 31, 2005, our fleet consisted of 27 vessels, comprised of 14 Product tankers and 13 Suezmax tankers, with a total cargo carrying capacity of approximately 2.6 million deadweight tons, or dwt.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions on gross charter rates. We are also responsible for the vessel's intermediate and special survey costs.

Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

Results of Operations

For discussion and analysis purposes only, we evaluate performance using time charter equivalent, or TCE, revenues. TCE revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting voyage revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and presents a more accurate representation of the revenues generated by our vessels.

We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each tanker for the period.

We depreciate our tankers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings.

Year ended December 31, 2005 compared to the year ended December 31, 2004

VOYAGE REVENUES--Voyage revenues increased by \$150.4 million, or 160.3%, to \$244.2 million for 2005 compared to \$93.8 million for the prior year. This increase is due to the acquisition of 3 tankers, 6 tankers and 5 tankers during the first, second and fourth quarters of 2005, respectively, which contributed \$96.1 million in voyage revenues and is due to the overall increase in operating days which increased the voyage revenues generated by the remaining vessels to \$148.1 million in 2005 from \$93.8 million in 2004.

VOYAGE EXPENSES--Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. These expenses, which are paid by the charterer under a time charter contract, as well as commissions, increased \$20.0 million, or 118.3%, to \$36.9 million for 2005 compared to \$16.9 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet during 2005 compared to the prior year, as well as the increase in the cost of fuel to operate the tankers.

NET VOYAGE REVENUES--Net voyage revenues, which are voyage revenues minus voyage expenses, increased by \$130.4 million, or 169.6%, to \$207.3 million for 2005 compared to \$76.9 million for the prior year. This increase is the result of the increase in the average number of tankers in our fleet and the overall increase in operating days during 2005 compared to the prior year. The average number of tankers in our fleet increased 126.0% to 21.7 tankers during 2005 compared to 9.6 tankers during the prior year.

	2004	2005
Dollars in thousands		
Voyage revenues	\$93,829	\$244,215
Less Voyage expenses	(16,898)	(36,889)
Net voyage revenues	\$76,931	\$207,326

The following describes our charter revenues for 2005 as compared to the prior year:

- Average daily TCE rate increased by $3,952, or 16.5%, to $27,881 for 2005 compared to $23,929 for the prior year.
- $125,626,000, or 60.6%, of net voyage revenue was generated by time charter contracts and $81,700,000, or 39.4%, of net voyage revenue was generated in the spot market during 2005, compared to $32,138,000, or 41.7%, of net voyage revenue generated by time charter contracts, and $44,793,000, or 58.3%, of net voyage revenue generated in the spot market during the prior year.
- Tankers operated an aggregate of 5,567 days, or 74.9%, on time charter contracts and 1,869 days, or 25.1%, in the spot market during 2005, compared to 1,780 days, or 55.4%, on time charter contracts and 1,435 days, or 44.6%, in the spot market during the prior year.
- Average daily time charter rate was $22,566 for 2005 compared to average daily time charter rate of $18,055 for the prior year.
- Average daily spot rate was $43,713 for 2005 compared to average daily spot rate of $31,215 for the prior year.

VESSEL OPERATING EXPENSES -- Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and lease payments, increased by $37.6 million, or 222.5%, to $54.5 million for 2005 compared to $16.9 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, which increased 126.0% between the periods. In addition, the Company entered into a sale & leaseback transaction for 5 vessels. This transaction is treated as an operating lease and the relevant lease payments of $7.2 million are included in the operating expenses. Daily vessel operating expenses per tanker, excluding lease payments, increased by $1,191, or 24.8%, to $5,985 for 2005 compared to $4,794 for the prior year. This increase is a result of the significant increase of our Suezmax vessels, which generally require higher operating expenses as compared to the Handymax vessels.

MANAGEMENT FEES, SUB-MANAGER FEES, GENERAL AND ADMINISTRATIVE EXPENSES AND STOCK-BASED COMPENSATION--General and administrative expenses, which include all of our onshore expenses and the fees paid to V.Ships Management Limited, Unicom Management and Hanseatic Shipping Company Ltd., increased by $15.3 million, or 177.9%, to $23.9 million for 2005 compared to $8.6 million for the prior year. This increase is due to increased staff and additional administrative costs in connection with the operation of our larger fleet, and the duties typically associated with public companies and to the compensation of our senior management and directors, which was in the aggregate amount of $8.1 million, compared to $4.4 million paid last year. Daily general and administrative expenses per tanker increased $574, or 23.5%, to $3,013 for 2005 compared to $2,439 for the prior year.

FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $68,000 foreign currency gain for 2005 compared to a loss of $75,000 for the prior year.

GAIN ON SALE OF VESSELS--During the third quarter of 2005 we sold the vessels *M/T Fearless* and *M/T Yapi* and we realized a total gain of $10,115,000.

DEPRECIATION AND AMORTIZATION--Depreciation and amortization, which include depreciation of tankers, office furniture and equipment as well as amortization of drydockings, increased by $38.5 million, or 263.7%, to $53.1 million for 2005 compared to $14.6 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, the increase in the book value of our fleet as a result of our acquisitions of tankers during 2005, and the amortization of capitalized expenses associated with drydockings that occurred for the first time to vessels that are part of our fleet.

Dollars in thousands	2004	2005
Vessels depreciation expense	$13,073	$46,911
Office furniture and equipment depreciation expense	35	144
Amortization of drydockings	1,514	5,999
	$14,622	$53,054

Depreciation of vessels increased by $33.8 million, or 258.0%, to $46.9 million for 2005 compared to $13.1 million for the prior period. This increase is due to the increase in the book value of our fleet as a result of our acquisitions of tankers during 2005 compared to the prior year.

Amortization of drydockings increased by $4.5 million, or 300.0%, to $6.0 million for 2005 compared to $1.5 million for the prior year. This increase includes amortization associated with $10.5 million of capitalized expenditures relating to our tankers during 2005 compared to $7.4 million of capitalized expenditures during the prior year. This increase is the result of the amortization of capitalized expenses associated mainly with drydockings which took place in 2005, most of which relate to tankers which have capitalized drydocking expenditures for the first time since we acquired them. We anticipate that the amortization associated with drydockings will continue to increase in 2006 due to the increase in the average number of tankers in our fleet, the increase in costs associated with drydockings, and that we are currently drydocking vessels for the first time since these vessels became part of our fleet.

NET INTEREST EXPENSE--Net interest expense increased by $13.7 million, or 291.5%, to $18.4 million for 2005 compared to $4.7 million for the prior year. This increase is the result of the increase in our weighted average outstanding debt as a result of our acquisitions of tankers. Net interest expense is anticipated to decrease in 2006 as a result of the debt prepayment in connection with the sale and lease-back of 5 tankers in 2005.

OTHER NET--We recognized a gain of $0.1 million during 2005 and 2004.

NET INCOME--Net income was $68.7 million for 2005 compared to net income of $32.8 million for the prior year.

Year ended December 31, 2004 compared to the year ended December 31, 2003

VOYAGE REVENUES--Voyage revenues increased by $70.7 million, or 306.1%, to $93.8 million for 2004 compared to $23.1 million for the prior year. This increase is due to the acquisition of 2 tankers and 10 tankers during the first and third quarter of 2004, respectively, which contributed $66.7 million in voyage revenues and the overall stronger spot market during 2004 which increased the voyage revenues generated by the remaining vessels to $27.1 million in 2004 from $23.1 million in 2003.

VOYAGE EXPENSES--Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. These expenses, which are paid by the charterer under a time charter contract, as well as commissions, increased $11.0 million, or 186.4%, to $16.9 million for 2004 compared to $5.9 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet during 2004 compared to the prior year, as well as the increase in the cost of fuel to operate the tankers.

NET VOYAGE REVENUES--Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $59.8 million, or 349.7%, to $76.9 million for 2004 compared to $17.1 million for the prior year. This increase is the result of the increase in the average number of tankers in our fleet and the overall stronger spot market during 2004 compared to the prior year. The average number of tankers in our fleet increased 118.2% to 9.6 tankers during 2004 compared to 4.4 tankers during the prior year.

	2003	2004
Dollars in thousands		
Voyage revenues	$23,085	$93,829
Less Voyage expenses	(5,937)	(16,898)
Net voyage revenues	$17,148	$76,931

The following describes our charter revenues for 2004 as compared to the prior year:

- Average daily TCE rate increased by $12,625, or 111.7%, to $23,929 for 2004 compared to $11,304 for the prior year.
- $32,138,000, or 41.7%, of net voyage revenue was generated by time charter contracts and $44,793,000, or 58.3%, of net voyage revenue was generated in the spot market during 2004, compared to $7,506,000, or 43.9%, of net voyage revenue generated by time charter contracts, and $9,642,000, or 56.1%, of net voyage revenue generated in the spot market during the prior year.
- Tankers operated an aggregate of 1,780 days, or 55.4%, on time charter contracts and 1,435 days, or 44.6%, in the spot market during 2004, compared to 543 days, or 35.8%, on time charter contracts and 974 days, or 64.2%, in the spot market during the prior year.
- Average daily time charter rate was $18,055 for 2004 compared to average daily time charter rate of $13,824 for the prior year.
- Average daily spot rate was $31,215 for 2004 compared to average daily spot rate of $9,899 for the prior year.

VESSEL OPERATING EXPENSES -- Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $8.5 million, or 101.2%, to $16.9 million for 2004 compared to $8.4 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, which increased 118.2% between the periods. Daily vessel operating expenses per tanker decreased by $439, or 8.4%, to $4,794 for 2004 compared to $5,233 for the prior year. This decrease is the result of lower crewing and insurance expenses associated with operating a larger Handymax fleet during the year, compared to the previous year and the subcontracting of the day to day technical management, crewing and certain purchasing functions of our vessels to V.Ships Management Limited and Unicom Management during the third quarter of 2004. Our vessel operating expenses depend on a variety of factors, many of which are beyond our control and affect the entire shipping industry.

MANAGEMENT FEES, SUB-MANAGER FEES AND GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses, which include all of our onshore expenses, the fees that Primal Tankers Inc., our former management company, charged to manage our vessels, and the fees paid to V.Ships Management Limited and Unicom Management, increased by $6.8 million, or 377.8%, to $8.6 million for 2004 compared to $1.8 million for the prior year. This increase is due to increased staff and additional administrative costs in connection with the operation of our larger fleet, and the duties typically associated with public companies and to the compensation of our senior management and directors, which was in the aggregate amount of $4.4 million, compared to $0 in prior year. Daily general and administrative expenses per tanker increased $1,311, or 116.2%, to $2,439 for 2004 compared to $1,128 for the prior year.

FOREIGN CURRENCY GAINS OR LOSSES--We incurred a $75,000 foreign currency loss for 2004 compared to a loss of $105,000 for the prior year.

GAIN ON SALE OF VESSELS--During the last quarter of 2004 we sold the vessels *M/T Tireless* and *M/T Med Prologue* and we realized a total gain of $638,000.

DEPRECIATION AND AMORTIZATION--Depreciation and amortization, which include depreciation of tankers, office furniture and equipment as well as amortization of drydockings, increased by $10.4 million, or 247.6%, to $14.6 million for 2004 compared to $4.2 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, the increase in the book value of our fleet as a result of our acquisitions of tankers during 2004, and the amortization of capitalized expenses associated with drydockings that occurred for the first time to vessels that are part of our fleet.

	2003	**2004**
Dollars in thousands		
Vessels depreciation expense	$3,604	$13,073
Office furniture and equipment depreciation expense	0	35
Amortization of drydockings	$599	1,514
	$4,203	$14,622

Depreciation of vessels increased by $9.5 million, or 263.9%, to $13.1 million for 2004 compared to $3.6 million for the prior period. This increase is due to the increase in the book value of our fleet as a result of our acquisitions of tankers during 2004 compared to the prior year.

Amortization of drydockings increased by $0.9 million, or 150.0%, to $1.5 million for 2004 compared to $0.6 million for the prior year. This increase includes amortization associated with $7.4 million of capitalized expenditures relating to our tankers during 2004 compared to $2.4 million of capitalized expenditures during the prior year. This increase is the result of the amortization of capitalized expenses associated mainly with drydockings which took place after September 30, 2004, all of which relate to tankers which have capitalized drydocking expenditures for the first time since we acquired them. We anticipate that the amortization associated with drydockings will continue to increase in 2005 due to the increase in the average number of tankers in our fleet, the increase in costs associated with drydockings, and that we are currently drydocking vessels for the first time since these vessels became part of our fleet.

NET INTEREST EXPENSE--Net interest expense increased by $3.4 million, or 261.5%, to $4.7 million for 2004 compared to $1.3 million for the prior year. This increase is the result of the increase in our weighted average outstanding debt as a result of our acquisitions of tankers. Net interest expense is anticipated to continue to increase in 2005 as a result of the debt that we incurred in connection with our acquisition of additional tankers.

OTHER NET--We recognized a gain of $0.1 million during 2004 compared to a gain of $0.4 million during the prior year. The amount relating to 2003 relates to the excess amount the Company received in connection with a claim for damages to its vessels compared to the actual costs associated with the repairs.

NET INCOME--Net income was $32.8 million for 2004 compared to net income of $1.6 million for the prior year.

Liquidity and capital resources

Since our formation, our sources of funds have been equity provided by our shareholders, long-term borrowings and operating cash flows. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings and equity financings to implement our growth plan. We believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for the next year.

Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

Cash and cash equivalents decreased $97.3 million to $17.5 million as of December 31, 2005 compared to $114.8 million as of December 31, 2004. That decrease results primarily from using a portion of the proceeds of our follow-on offering on November 5, 2004, to finance the acquisition of 5 Suezmax tankers. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital deficit was $10.6 million as of December 31, 2005, compared to a working capital surplus of $98.2 million as of December 31, 2004. The current portion of long-term debt, net of unamortized deferred financing costs, included in our current liabilities was $45.3 million and $19.5 million as of December 31, 2005 and December 31, 2004, respectively.

EBITDA, as defined in *Footnote 3* to the "Selected Financial Data" in Item 3 above, increased by $88.0 million, or 168.9%, to $140.1 million for 2005 compared to $52.1 million for the prior year. This increase is due to the growth of our fleet and the overall increase in operating days in 2005 compared to the prior year.

EBITDA, increased by $44.9 million, or 623.6%, to $52.1 million for 2004 compared to $7.2 million for the prior year. This increase is due to the growth of our fleet and the overall stronger tanker market during 2004 compared to the prior year.

NET CASH FROM OPERATING ACTIVITIES--increased 231.1% to $94.7 million during 2005, compared to $28.6 million during the prior year. This increase is primarily attributable to net income of $68.7 million and depreciation and amortization, which includes depreciation for vessels, depreciation for office furniture and equipment, amortization of deferred drydocking costs and amortization of deferred financing fees, of $54.5 million for 2005, compared to net income of $32.8 million and depreciation and amortization of $15.4 million during the prior year.

NET CASH USED IN INVESTING ACTIVITIES--was $524.9 million during 2005 compared to net cash used in investing activities of $344.9 million during the prior year. During 2005, we expended $677.1 million for the acquisition of 14 tankers, compared to expending $327.6 million for the acquisition of 12 tankers during the prior year.

NET CASH FROM FINANCING ACTIVITIES--was $332.9 million during 2005 compared to net cash from financing activities of $428.7 million during the prior year. The change in cash provided by financing activities relates to the following:

- Net proceeds from borrowing under long-term debt were $472.5 million in connection with the acquisition of 9 Suezmax tankers and 5 product tankers during 2005 compared to $281.9 million in connection with the acquisition of 4 Suezmax tankers and 8 product tankers during the prior year.

- Principal repayments of long-term debt were $100.0 million during 2005 compared to $119.5 million during the prior year.

- Net issuance of common stock and capital contributions to additional paid-in capital were $281.1 million during 2004 as a result of our initial public offering on July 23, 2004 and our follow-on offering on November 5, 2004.

- Dividends of $30.5 million paid during 2005 compared to $2.3 million paid during the prior year.

NET CASH FROM OPERATING ACTIVITIES--increased 483.7% to $28.6 million during 2004, compared to $4.9 million during the prior year. This increase is primarily attributable to net income of $32.8 million and depreciation and amortization, which includes depreciation for vessels, depreciation for office furniture and equipment, amortization of deferred drydocking costs and amortization of deferred financing fees, of $15.4 million for 2004, compared to net income of $1.6 million and depreciation and amortization of $4.3 million during the prior year.

NET CASH USED IN INVESTING ACTIVITIES--was $344.9 million during 2004 compared to net cash used in investing activities of $19.7 million during the prior year. During 2004, we expended $327.6 million for the acquisition of 12 tankers, compared to expending $19.6 million for the acquisition of 2 tankers during the prior year.

NET CASH FROM FINANCING ACTIVITIES--was $428.7 million during 2004 compared to net cash from financing activities of $17.0 million during the prior year. The change in cash provided by financing activities relates to the following:

- Net proceeds from borrowing under long-term debt were $281.9 million in connection with the acquisition of 4 Suezmax tankers and 8 product tankers during 2004 compared to $25.9 million in connection with our acquisition of 2 product tankers during the prior year.

- Principal repayments of long-term debt were $119.5 million during 2004 compared to $14.3 million during the prior year.

- Net issuance of common stock and capital contributions to additional paid in capital were $281.1 million during 2004 compared to $6.5 million during the prior year as a result of our initial public offering on July 23, 2004 and our follow-on offering on November 5, 2004.

- Dividends of $2.3 million paid during 2004 compared to $0.6 million paid during the prior year.

Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements, as of December 31, 2005.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2005.

		Payments due by period			
Contractual Obligations:	Total	1 year	2-3 years	4-5 years	More than 5 years
		(in thousands of $)			
Long term debt	569,517	46,475	89,842	81,300	351,900
Operating leases	2,530	552	1,104	874	-
Lease payments under sale and lease-back	140,218	21,061	42,121	42,121	34,915
Total	712,265	68,088	133,067	124,295	386,815

Long Term Debt:

As of December 31, 2005, the outstanding balance of our long-term debt consisted of three credit facilities, with Royal Bank of Scotland, which we refer to as the RBS credit facility, DVB Bank, which we refer to as the DVB credit facility and HSH Nordbank, which we refer to as the HSH credit facility. The long-term debt obligations presented in the above table do not include interest payments.

RBS Credit Facility:

In February 2005, we entered into a financing agreement with the Royal Bank of Scotland, to partially finance the acquisition of 3 of the 5 additional Suezmax tankers acquired in connection with the follow-on offering of our common shares (the M/T Priceless, the M/T Noiseless and the M/T Faultless), 4 Handymax tankers (the M/T Taintless, the M/T Dauntless, the M/T Soundless and the M/T Topless) and to refinance the then outstanding balance of $197.0 million. The new credit facility was for the amount of $424.8 million divided into three tranches of $197.0 million, $83.8 million and $144.0 million (Tranches A, B and C, respectively). The $197.0 million tranche was payable in 16 equal consecutive semi-annual installments of $10.0 million each, beginning on March 31, 2005, together with a balloon payment of $37.0 million payable with the final installment. The $83.8 million tranche was payable in 14 varying semi-annual installments beginning on July 31, 2005, together with a balloon payment of $17.0 million payable with the final installment. The $144.0 million tranche is payable in 17 semi-annual installments of $6.3 million, beginning on November 30, 2005, together with a balloon payment of $36.9 million payable with the final installment. In August and September 2005, following the sale of M/T Fearless and M/T Yapi and the sale and lease-back of M/T Restless, M/T Sovereign, M/T Relentless, M/T Invincible and M/T Victorious discussed below, we prepaid $68.8 million. In November 2005, the loan was restructured and we concluded also a revolving credit facility. The new loan of $195.7 million was to refinance the then outstanding amount under Tranches A and B mentioned above and is payable in 15 semi-annual instalments. The first instalment of $10.7 million was paid on November 30, 2005 to be followed by 14 semi-annual instalments of $10.5 million each, from May 31, 2006 to November 2012, plus a balloon payment of $38.0 million payable together with the last instalment. The revolving credit facility was to refinance the then outstanding amount of Tranche C mentioned above and to partially finance up to an additional amount of $206.0 million the acquisition of tankers meeting specific criteria. The revolving credit facility is payable in 10 semi-annual instalments starting April 30, 2011, plus a balloon payment payable together with the last instalment. On November 8, 2005, $34.2 million was drawn down to partially finance the acquisition cost of vessel M/T Ioannis P. Additional terms and conditions of the RBS credit facility are as follows:

The initial interest rate on the RBS credit facility is 87.5 and 85 basis points over LIBOR, for the loan and the revolving credit facility, respectively. The interest rate will be adjusted quarterly to 100 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 60%. The RBS credit facility is collateralized by a first priority mortgage on each of the 16 out of 22 vessels we owned as of December 31, 2005.

The RBS credit facility contains, among other things, financial covenants requiring us to: ensure that the aggregate market value of our fleet at all times exceeds 140% of the aggregate outstanding principal amount under the credit facility; maintain minimum liquid funds with the lender of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet; ensure that our total assets minus our debt will not at any time be less than $250.0 million and at all times exceed 35% of our total assets; ensure that EBITDA (as defined in the RBS credit facility) will at all times exceed 120% of the aggregate of interest expenses and debt due during a particular period; and meet minimum liquid funds requirements. The RBS credit facility also contains general covenants that require us to maintain adequate insurance coverage and obtain the bank's consent before we incur new indebtedness that is secured by the vessels mortgaged thereunder. In addition, the RBS credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the vessels mortgaged thereunder be managed by TOP Tanker Management, which will subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., and any other company acceptable to the lender. We will be permitted to pay dividends under the RBS credit facility so long as we are not in default of a loan covenant.

During 2005, we paid a fee of 1.0%, 0.75% and 0.5% of the amount of Tranche B, C and the committed amount of the revolving credit facility, respectively on the date that we signed the loan agreement, and a commitment fee of 0.35% per annum shall accrue on the amount of the undrawn balance of the committed amount under the revolving credit facility from the date that we signed the offer letter which shall be payable quarterly in arrears.

In connection with the Tranche A discussed above, on August 26, 2004, we entered into an interest rate swap agreement with declining notional balance for an initial balance of $98.5 million in order to hedge the variable interest rate exposure. The swap agreement would expire in September 2007 and had a fixed interest rate of 3.61% plus the applicable bank margin. In connection with the Tranches A, B and C discussed above, we entered also into the following interest rate swap agreements with declining notional balances in order to hedge the variable interest rate exposure, with effective date March 31, 2005; **(i)** for an initial notional amount of $93.5 million and for a period of five years, with a fixed interest rate of 4.72% plus the applicable bank margin; **(ii)** for an initial notional amount of $27.9 million and for a period of four years, with a fixed interest rate of 4.5775% plus the applicable bank margin; and **(iii)** for an initial notional amount of $36.5 million and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin. As a result of the sale of vessels and prepayment of the loan of $68.8 million mentioned above, we terminated the swap of $98.5 million. In November 2005 upon the loan restructuring, the then existing swaps were restructured into a new swap with declining notional balances in order to hedge the variable interest rate exposure, with effective date November 3, 2005; for an initial notional amount of $100.5 million and for a period of five years, with a fixed interest rate of

4.63% plus the applicable bank margin. The swap of $36.5 million was also amended to a new swap with declining notional balances in order to hedge the variable interest rate exposure, with effective date November 3, 2005; for an initial notional amount of $36.5 million and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin.

DVB Credit Facility:

In March 2005, we entered into a credit facility with DVB Bank, for a total of $56.5 million, to finance the purchase of 2 Suezmax tankers, the *M/T Stopless* and the *M/T Stainless*. The loan is payable in 28 varying quarterly installments beginning on July 29, 2005 and a balloon payment of $10.2 million, payable together with the last installment. The interest rate on the DVB credit facility is 125 basis points over LIBOR. Beginning on the date of the credit facility and ending on the final drawdown date, we paid the lender a quarterly commitment fee of 0.25% of the average undrawn amount of the loan. The DVB credit facility is collateralized by a first priority mortgage on the *M/T Stopless* and the *M/T Stainless*. A fee of 1% was paid upon drawdown of the loan.

The DVB credit facility contains, among other things, financial covenants requiring us to: ensure that the aggregate market value of the mortgaged vessels is equal to at least 130% of the outstanding principal amount under the loan, ensure that our total assets minus our debt will not at any time be less than $200.0 million or 35% of our total assets, to ensure that our EBITDA (as defined in the DVB credit facility agreement) will not at any time be less than 120% of the aggregate of interest expenses and debt due at a particular period, and maintain certain minimum liquid funds of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet. In addition, the DVB credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the mortgaged vessels are managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender.

HSH Credit Facility:

In November 2005, we concluded a bank loan of $154.0 million to partially finance the acquisition cost of vessels *M/T Stormless, M/T Ellen P., M/T Errorless* and *M/T Edgeless*. The loan is divided into 2 tranches of $130.0 million and $24.0 million respectively. Tranche A is payable in 32 consecutive quarterly instalments of $2.7 million each, starting March 13, 2006, plus a balloon payment of $42.0 million payable together with the last instalment. Tranche B is payable in 16 consecutive quarterly instalments of $1.5 million each, starting March 13, 2006. The initial interest rate in respect of Tranche A is 80 basis points over LIBOR. The interest rate will be adjusted to 90 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 60% but equal or below 70% and will be adjusted to 110 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 70%. The initial interest rate in respect of Tranche B is 110 basis points over LIBOR. The interest rate will be adjusted to 135 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 65% but equal or below 75% and will be adjusted to 160 basis points over LIBOR if the aggregate amount drawn to aggregate value of ships is greater than 75%.The loan was subject to a fee of 1% paid upon signing of the agreement.

The HSH credit facility contains, among other things, financial covenants requiring us to: ensure that the aggregate market value of the mortgaged vessels is equal to at least 140% of the outstanding principal amount under the loan, until the Tranche B repayment and 130% thereafter, ensure that our total assets minus our debt will not at any time be less than $250.0 million or 35% of our total assets, to ensure that our EBITDA (as defined in the HSH credit facility agreement) will not at any time be less than 120% of the aggregate of interest expenses, lease payments and debt due at a particular period, and maintain certain minimum liquid funds of not less than the greater of $10.0 million or $0.5 million per vessel in our fleet, including the sold and leased-back vessels. In addition, the HSH credit facility prohibits us, without the lender's consent, from appointing a chief executive officer other than Evangelos Pistiolis and requires that the mortgaged vessels are managed by TOP Tanker Management, which may subcontract the technical management of the mortgaged vessels to V.Ships Management Limited, Hanseatic Shipping Company Ltd., or any other company acceptable to the lender.

Operating Leases:

In July 2004, we entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of our Chief Executive Officer. The agreement is for a duration of six years initially, with an option for an extension of four years. The monthly rental is Euro 39,000 adjusted annually for inflation effective January 1, 2006. The total minimum rental payable under this lease for the six years ending December 31, 2010, before any adjustment for inflation and translated using the exchange rate of US$/Euro on December 31, 2005, is approximately $2.5 million.

Lease payments under sale and lease-back:

In August and September 2005, we sold the M/T Restless, M/T Sovereign, M/T Relentless, M/T Invincible and M/T Victorious, and entered into bareboat charter agreements to leaseback the vessels, for a period of seven years. During 2005, lease payments relating to the bareboat charters of the vessels were $7.2 million. The total minimum lease payments required to be made after December 31, 2005, related to the bareboat charters of the vessels are $140.2 million.

Other contractual obligations:

TOP Tanker Management, our wholly-owned subsidiary, is responsible for the chartering, operational and technical management of our tanker fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries. As of December 31, 2005, TOP Tanker Management has subcontracted the day to day technical management and crewing of 6 Handymax tankers and 12 Suezmax tankers to V.Ships Management Limited, a ship management company operating in Scotland, Norway and Switzerland and has subcontracted the day to day technical management and crewing of 5 Handymax tankers and 1 Suezmax tanker to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. TOP Tanker Management has subcontracted the crewing of 2 Handymax tankers to V. Ships Management Limited, a ship management company operating in Greece and has subcontracted the crewing of 1 Handymax tanker to Hanseatic Shipping Company Ltd, a ship management company operating in Cyprus. TOP Tanker Management pays a monthly fee of $10,000 per vessel for the 18 vessels under its agreements with V. Ships Management and a monthly fee of $7,083.33 per vessel for the 6 vessels under its agreements with Hanseatic Shipping Company.

Other major capital expenditures include funding our maintenance program of regularly scheduled intermediate survey or special survey drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that these vessels which are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey drydocking and that vessels are to be drydocked every five years, while vessels 15 years or older are to be drydocked for an intermediate survey every 2.5 years in which case the additional intermediate survey drydockings take the place of in-water surveys.

During 2005, we had 270 off hire days associated with 8 drydockings. During 2004, we had 250 off hire days associated with 5 drydockings. During 2003 we had 83 off hire days associated with 2 drydockings. Each intermediate survey drydocking is estimated to require approximately 25 days and each special survey drydocking is estimated to require approximately 35 days. In addition to the costs described above, drydockings result in off hire time for a vessel, during which the vessel is unable to generate revenue. Off hire time includes the actual time the vessel is in the shipyard as well as ballast time to the shipyard from the port of last discharge. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations or to secure additional financing.

Recent developments:

The following table sets forth our contractual obligations and their maturity dates as of April 6, 2006.

		Payments due by period			
Contractual Obligations:	Total	1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of $)				
Long term debt	307,750	17,000	34,000	26,500	230,250
Operating leases	20,736	1,152	3,456	3,456	12,672
Lease payments under sale and lease-back	714,832	97,006	237,847	237,729	142,250
Total	1,043,318	115,158	275,303	267,685	385,172

Sale and Lease-back / Credit Facilities:

In early March, 2006 we concluded the sale of *M/T Priceless, M/T Timeless, M/T Flawless, M/T Stopless, M/T Vanguard, M/T Faithful, M/T Spotless, M/T Doubtless, M/T Faultless, M/T Stainless, M/T Noiseless, M/T Limitless* and *M/T Endless*, and entered into bareboat charter agreements to leaseback the vessels, for a period of five to seven years. The total minimum lease payments required to be made, related to the bareboat charters of the vessels are $574.6 million. In relation to the sale of vessels, the then outstanding balance of $50.1 million under the DVB credit facility, and the then outstanding balance of loan of $185.0 million under the RBS credit facility were fully repaid. In addition we repaid $20.3 million from the revolving credit facility we have with RBS.

Interest Rate Swaps:

In connection with the HSH credit facility discussed above, we entered into an interest rate swap agreement with declining notional balances in order to hedge the variable interest rate exposure, with effective date January 30, 2006, for an initial notional amount of $45.0 million and for a period of five years, with a fixed interest rate of 4.8% plus the applicable bank margin.

In relation to the sale and lease-back of vessels in 2006, the interest rate swap agreement, of $100.5 million with RBS was terminated.

Dividends:

On January 23, 2006, we paid dividend on our common shares of $0.21 per share to shareholders of record as of January 17, 2006. On March 13, 2006, following the sale and lease back of the 13 vessels, we declared a special dividend on our common shares of $5.00 per share that was paid on March 27, 2006, to shareholders of record of our common shares as of March 22, 2006. On April 6, 2006, we declared a special dividend on our common shares of $2.50 per share that will be paid on April 25, 2006, to shareholders of record of our common shares as of April 17, 2006.

Lease agreement:

In January 2006, we entered into an agreement to lease office space in Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with an option for an extension of ten years. The monthly rental is Euro 120,000 adjusted annually for inflation increase plus 1%, effective January 1, 2007. The minimum rentals payable under operating leases for the year ending December 31, 2006 will be approximately $1.1 million and approximately $1.7 million for each of the years ending December 31, 2007 through May 1, 2018.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipowners. Depreciation is based on cost of the vessel less its residual value which is estimated to be $160 per light-weight ton. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations become effective.

Deferred drydock costs. Our vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessels are operating, approximately every 30 months. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, including but not limited to, drydock dues and general services for vessel preparation, coating of WBT/COT, steelworks, piping works and valves, machinery works and electrical works. In addition, we capitalize all voyage expenses related to the drydock, including but not limited to, costs of bunkers consumed, port and canal dues between the vessel's last discharge port prior to the drydock and the time the vessel leaves the drydock yard; cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock; cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock. We believe that these criteria are consistent with industry practice, and that our policy of capitalization reflects the economics and market values of the vessels.

Impairment of long-lived assets. We evaluate the carrying amounts (primarily for vessels and related drydock costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel carrying value including unamortized drydock costs. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydock costs, the carrying value is written down, by recording a charge to operations, to the fair market value if the fair market value is lower than the vessel's carrying value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

Allowance for doubtful accounts. Revenue is based on contracted voyage and time charter parties and, although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute, mainly over terms, calculation and payment of demurrages. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Forward-Looking Statements

Matters discussed in this Item 5 include assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as ''forward-looking statements''. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Thomas F. Jackson	58	Director and Chairman of the Board
Evangelos J. Pistiolis	33	Director, President and Chief Executive Officer
Stamatios N. Tsantanis	34	Director and Chief Financial Officer
Vangelis G. Ikonomou	41	Director and Executive Vice President
Michael G. Docherty	46	Director
Christopher J. Thomas	46	Director
Roy Gibbs	56	Director
Stavros Emmanuel	63	Chief Operating Officer of TOP Tanker Management
George Goumopoulos	56	Chief Technical Officer of TOP Tanker Management
Eirini Alexandropoulou	34	Secretary

Biographical information with respect to each of our directors and executives is set forth below.

Thomas F. Jackson is the Chairman of our board of directors since July 2004. In 2000, Mr. Jackson established Paralos Finance Corporation as a provider of financial consultancy services to select shipping companies. From 1967 to 1999, Mr. Jackson served in a number of managerial capacities with National Westminster Bank, including Head of Shipping in Greece. Mr. Jackson is an Associate of the Chartered Institute of Bankers (ACIB).

Evangelos J. Pistiolis founded our company in 2000, is our President and Chief Executive Officer and serves on our board of directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day to day operations of a small fleet of drybulk carriers. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

Stamatios N. Tsantanis is our Chief Financial Officer and serves on our board of directors since July 2004. Mr. Tsantanis was previously employed by Alpha Finance, a member of the Alpha Bank group, a leading Greek financial institution, from 1999 to 2004. In his capacity as a senior investment banker he participated in a number of equity, debt and convertible securities offerings in Europe and the United States in the transportation sector and shipping in particular. Prior to that, Mr. Tsantanis worked in the operations department of Athlomar Shipping and Trading. Mr. Tsantanis holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelors degree in Shipping Economics from the University of Piraeus.

Vangelis G. Ikonomou is our Executive Vice President and serves on our board of directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Michael G. Docherty serves on our board of directors since July 2004. Mr. Docherty is a founding partner of Independent Average Adjusters Ltd., an insurance claims adjusting firm located in Athens, Greece, which he co-founded in 1997. Mr. Docherty has 23 years of international experience handling maritime insurance claims.

Christopher J. Thomas serves on our board of directors since July 2004. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also the Chief Financial Officer of Dryships Inc. and serves on the board of directors of Omninet International Limited, each of which is a publicly traded company with shares registered under the Securities Exchange Act of 1934, as amended. From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd., which is also a publicly traded company with securities registered under the Securities Exchange Act of 1934. Prior to joining Excel, Mr. Thomas was the Chief Financial Officer of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Roy Gibbs serves on our board of directors since July 2004. Mr. Gibbs has been the chief executive officer of Standard Chartered Grindlays Bank, Greece, formerly ANZ Grindlays, since 1992. From 1988 to 1992, Mr. Gibbs was the chief manager of domestic banking at ANZ Grindlays, London. Prior to that he was assistant director for property, construction and shipping at ANZ London. Mr. Gibbs joined National and Grindlays Bank in 1965.

Captain Stavros Emmanuel is the Chief Operating Officer of TOP Tanker Management since July 2004. Prior to joining TOP Tanker Management, Captain Emmanuel served as General Manager of Primal Tankers Inc., where his responsibilities included chartering, operations and technical management. Prior to joining Primal Tankers in 2000, Captain Emmanuel worked in various management capacities for Compass United Maritime Container Vessels. Captain Emmanuel obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropirgos, Greece and earned a Master Mariners degree in 1971.

George Goumopoulos is the Chief Technical Officer of TOP Tanker Management since July 2004. Prior to joining TOP Tanker Management, Mr. Goumopoulos served as Technical Manager of Primal Tankers Inc. From 1981 to 2003. Mr. Goumopoulos worked for Athenian Sea Carriers as Fleet Manager, Deputy Technical Manager and finally as Technical Manager. Mr. Goumopoulos holds a Bachelor degree from the University of Michigan, USA in Marine Engineering and Naval Architecture, where he also completed his postgraduate studies in the same fields. He holds a Diploma from NTUA (EMA Athens) in Marine Engineering and Electrical Engineering.

Eirini Alexandropoulou is our Secretary since August 2004. Mrs. Alexandropoulou's principal occupation for the past 7 years is as a legal advisor providing legal services to ship management companies with respect to corporate and commercial as well as shipping and finance law issues in Greece. From 2001 to 2004, Mrs. Alexandropoulou served as a legal advisor to Eurocarriers SA, a ship manager. Most recently, from 2000 to 2001, Mrs. Alexandropoulou served as a legal advisor to Belize's ship registry office in Piraeus. Mrs. Alexandropoulou has been a member of the Athens Bar Association since 1997 and has a law degree from the Law Faculty of the University of Athens.

Committees of the Board of Directors

We have established an audit committee comprised of three members, which pursuant to a written audit committee charter, is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the Nasdaq National Market. The members of the audit committee are Messrs. Docherty, Gibbs and Thomas. While the Company is exempt from the requirement to have an audit committee financial expert, both Mr. Thomas and Mr. Gibbs meet the qualifications of an audit committee financial expert.

Compensation of Directors and Senior Management

We did not pay any compensation to members of senior management or our directors for the fiscal year ended December 31, 2002 or for the fiscal year ended December 31, 2003. We did not pay any benefits in 2002 or 2003. During the fiscal year ended December 31, 2004, and 2005, we paid to the members of our senior management and to our directors aggregate compensation of $4.4 million and $8.1 million respectively. We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In April 2005 our board of directors has adopted the TOP Tankers Inc. 2005 Stock Incentive Plan, or the Plan, under which our officers, key employees and directors may be granted options to acquire common stock. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by our board of directors. The Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our board of directors. The Plan will expire 10 years from the date of its adoption.

On July 1, 2005 (the "grant date") the Company granted restricted shares pursuant to the Company's Incentive Plan ("the Plan"), which was adopted in April 2005 to provide certain key persons (the "Participants"), on whose initiatives and efforts the successful conduct of the Company's business depends, and who are responsible for the management, growth and protection of the Company's business, with incentives to: (a) enter into and remain in the service of the Company, a Company's subsidiary, or Company's joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term of Company subsidiary or Company joint venture.

The Company's Board of Directors administers the Plan and identified 45 key persons (including the Company's CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the "Shares") were granted. For this purpose 249,850 new shares were granted, out of which 190,000 shares were granted to the Company's CEO, 48,300 shares to 8 officers and independent members of the Board and the remaining 11,550 shares were granted to 36 employees.

The "Restricted Stock Agreements" were signed between the Company and the Participants on July 1, 2005. Under these agreements, the Participants have the right to receive dividends and the right to vote the Shares, subject to the following restrictions:

<u>Company's CEO</u>

The Participant shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares other than to a company, which is wholly owned by the Participant. The restrictions lapse on the earlier of (i) July 1, 2006 or (ii) termination of the Participant's employment with the Company for any reason.

<u>Other Participants</u>

The Participants shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares. The restrictions lapse on July 1, 2006 conditioned upon the Participant's continued employment with the Company from the date of the agreement (i.e. July 1, 2005) until the date the restrictions lapse (the "restricted period").

As the shares granted to the Company's CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

Alternatively, in the event another Participant's employment with the Company terminates for any reason before the end of the restricted period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. However, it is the intention of the Company's Board of Directors not to seek repayment of the dividends earned during the restricted period, even if the unvested shares ultimately are forfeited. As these Shares granted to other Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

A summary of the status of the Company's non-vested shares as of December 31, 2005 and movement during the year ended December 31, 2005, is presented below:

Non-vested shares	**Number of shares**
Non-vested at January 1, 2005	--
Granted	59,850
Vested	--
Forfeited	(200)
Non-vested at December 31, 2005	59,650

During October 2005, the employment of one of other Participants was terminated and 200 restricted shares that were granted to him under the Plan were forfeited.

On January 3, 2006, the Company granted 125,000 restricted shares pursuant to the Company's Incentive Plan ("the Plan").Of the 125,000 new shares granted, 80,000 shares were granted to the Company's CEO, 38,000 shares to 8 officers and independent members of the Board and the remaining 7,000 shares were granted to 20 employees.

Employees

As of December 31, 2005, we had 3 employees, while our wholly-owned subsidiary, TOP Tanker Management, employed approximately 58 employees, all of whom are shore-based. As of December 31, 2005 we employed also 559 sea going employees, indirectly through our sub-managers.

Share ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in "Item 7. Major Shareholders and Related Party Transactions" below.

Board practices and exemptions from Nasdaq corporate governance rules

The Company has certified to Nasdaq that its corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, the Company is exempt from all of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal written audit committee charter. The practices followed by the Company in lieu of Nasdaq's corporate governance rules are described below.

- In lieu of a compensation committee comprised of independent directors, the full Board of Directors determines compensation.

- In lieu of a nomination committee comprised of independent directors and a formal written charter addressing the nominations process, the full Board of Directors, as set forth in the Company's by-laws, regulates nominations.

- The Company holds annual meetings of shareholders under the BCA, similar to Nasdaq requirements.

- In lieu of obtaining an independent review of related party transactions for conflicts of interests, the disinterested members of the Board of Directors approve related party transactions under the BCA.

- In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company complies with provisions of the BCA providing that the Board of Directors approves share issuances.

- The Company's Board does not hold regularly scheduled meetings at which only independent directors are present.

The Company complies with the Nasdaq corporate governance requirements pertaining to the board of directors, a majority of which must be independent, the disclosure of a going concern audit opinion, the distribution of annual and interim reports; shareholder meetings, quorum, peer review, and direct registration program and the disclosure of a notification of material non-compliance.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major shareholders.

The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of capital stock owned by our officers and directors as of March 31, 2006. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common Stock, par value $.01 per share	Kingdom Holdings Inc.*	3,123,181	11.1%
	Evangelos Pistiolis**	1,506,129	5.3%
	Officers and directors other than Evangelos Pistiolis	100,000	0.4%
	All officers and directors as a group	1,606,129	5.7%

* A company owned primarily by adult relatives of our President, Chief Executive Officer and Director, Evangelos Pistiolis.

** By virtue of the shares owned indirectly through Sovereign Holdings Inc., a company wholly-owned by Evangelos Pistiolis.

Related party transactions.

In July 2004, we entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of our Chief Executive Officer. The agreement is for a duration of six years initially, with an option for an extension of four years. The monthly rental is Euro 39,000 adjusted annually for inflation effective January 1, 2006. The total minimum rental payable under this lease for the six years ending December 31, 2010, before any adjustment for inflation and translated using the exchange rate of US$/Euro on December 31, 2005, is approximately $2.5 million.

Up to June 30, 2004, the ship-owning companies had a management agreement with Primal Tankers Inc., which was wholly owned by the father of the Company's Chief Executive Officer, under which management services were provided in exchange for a fixed monthly fee per vessel, which was renewed annually. The fees charged by Primal Tankers Inc. during 2002, 2003 and 2004 amounted to $0.7 million, $1.7 million and $1.1 million, respectively. During 2004, Top Tanker Management Inc. acquired from Primal Tankers Inc. office furniture and equipment for a consideration of $0.1 million.

Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information.

See Item 18.

DIVIDEND POLICY

On April 6, 2006 our Board of Directors decided to discontinue the Company's policy of paying regular quarterly dividends. The declaration and payment of any future special dividends shall remain subject to the discretion of the Board of Directors and shall be based on general market and other conditions including the Company's earnings, financial strength and cash requirements and availability.

Significant Changes.

Not Applicable.

ITEM 9. THE OFFER AND LISTING.

Price Range of Common Stock

The trading market for our common stock is the Nasdaq National Market, on which the shares are listed under the symbol "TOPT." The following table sets forth the high and low closing prices for our common stock since our initial public offering of common stock at $11.00 per share on July 23, 2004, as reported by the Nasdaq National Market. The high and low closing prices for our common stock for the periods indicated were as follows:

	HIGH	LOW
For the Fiscal Year Ended December 31, 2005	$22.00	$12.27
For the Fiscal Year Ended December 31, 2004 (beginning July 23, 2004)	$24.14	$10.51
For the Quarter Ended		
September 30, 2004 (beginning July 23, 2004)	16.55	10.51
December 31, 2004	24.14	14.70
March 31, 2005	22.00	14.25
June 30, 2005	19.38	14.21
September 30, 2005	16.90	13.75
December 31, 2005	15.01	12.27
March 31, 2006	18.32	11.80
For the Month:	HIGH	LOW
April 2006 (Only for the period of April 1-11)	12.96	11.51
March 2006	18.32	12.78
February 2006	13.48	11.80
January 2006	13.24	12.25
December 2005	14.14	12.27
November 2005	14.78	12.73

ITEM 10. ADDITIONAL INFORMATION

Articles of Incorporation and Bylaws. Our purpose, as stated in Section B of our Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by shareholders holding not less than one-tenth of all the outstanding shares entitled to vote at such meeting. Notice of every annual and special meeting of shareholders shall be given at least 15 but not later than 60 days before such meeting to each shareholder of record entitled to vote thereat.

Directors. Our directors are elected by a majority of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

The board of directors must consist of at least one member. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by the vote of not less than 66 2/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Dissenters' Rights of Appraisal and Payment. Under the Business Corporation Act of the Republic of the Marshall Islands, or BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders' Derivative Actions. Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relate.

Anti-takeover Provisions of our Charter Documents. Several provisions of our articles of incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our articles of incorporation and our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our articles of incorporation and our by-laws provide that, subject to certain exceptions, only our board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Material Contracts

Long Term Debt

As of December 31, 2005 we had long term debt obligations under three credit facilities, the RBS credit facility, the DVB Bank credit facility and the HSH Nordbank credit facility. For a full description of our credit facilities see "Tabular Disclosure of Contractual Obligations – Long Term Debt" above.

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, as of August 19, 2005. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of the Company's Series A

Participating Cumulative Preferred Stock for each outstanding share of TOP Tankers common stock, par value $0.01 per share.

Sales Agreement with Cantor Fitzgerald & Co.

We entered into a Sales Agreement with Cantor Fitzgerald & Co. on April 13, 2006, pursuant to which we agree that from time to time we will issue and sell and agreed upon number of our shares of common stock through Cantor Fitzgerald & Co. who will act as agent and/or principal for us in the sale of these shares.

Exchange controls

The Marshall Islands imposes no exchange controls on non-resident corporations.

Tax Considerations

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the United States dollar, may be subject to special rules. You should consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. Treasury Regulations promulgated in August of 2003 interpreting Code Section 883, became effective on January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP Tankers Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States Federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S. source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

(1) we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

(2) either

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

(B) our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test".

The Marshall Islands, Cyprus and Liberia, the jurisdictions where our ship-owning subsidiaries are incorporated, each grant an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is and we anticipate will continue to be "primarily traded" on the Nasdaq National Market.

Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common stock, our sole class of stock, is listed on the Nasdaq National Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of each class of our outstanding shares of the stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of each class of our outstanding stock, which we refer to as the "5 Percent Override Rule."

For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during such year.

We believe that we currently satisfy the Publicly--Traded Test and are not subject to the 5 percent override Rule and we will take this position for U.S. federal income tax reporting purposes. However, there are factual circumstances beyond our control which could cause us to lose the benefit of this exemption.

Taxation in the Absence of Code Section 883 Exemption

To the extent the benefits of Code Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Code Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

- We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

- substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not have currently or intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Code Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that

- is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust,

- owns the common stock as a capital asset, generally, for investment purposes, and

- owns less than 10% of our common stock for United States federal income tax purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" or, in the case of certain types of U.S. Holders, "financial services income," for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market on which our stock is currently traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Therefore, there is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any "extraordinary dividend" generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or, at the election of the U.S. Individual Holder, the stock's then fair market value) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

- at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

- at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a

QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the qualified electing fund election described below.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

- the excess distribution or gain would be allocated ratably over the Non-Electing Holders aggregate holding period for the common stock;
- the amount allocated to the current taxable year would be taxed as ordinary income; and
- the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holders successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

- the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

- the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax if you are a non-corporate U.S. Holder and you:

- fail to provide an accurate taxpayer identification number;

- are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

- in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Documents on display.

We file annual reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.toptankers.com.

Incorporation by Reference

This Form 20-F is hereby incorporated by reference to the registration statement on Form F-3 filed on August 1, 2005 (Registration No. 333-127086).

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Fluctuation. The international tanker shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, the following table sets forth the sensitivity of all credit facilities in U.S. dollars to a 100 basis points increase in LIBOR on December 31 of each repayment year. The following table takes into account the four year interest rate swap agreement under the initial credit facility.

Interest Expense Sensitivity to 100 Basis Point Change in LIBOR	
December 31, 2005	4,012,397
December 31, 2006	2,223,096
December 31, 2007	2,123,152
December 31, 2008	2,023,207
December 31, 2009	2,144,847
December 31, 2010	2,286,314
December 31, 2011	2,055,285
December 31, 2012	1,833,775

Foreign Exchange Rate Risk. We generate all of our revenues in U.S. dollars but incur approximately 7% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. We constantly monitor the U.S Dollar exchange rate and we try to achieve more favorable exchange rates from the financial institutions we work with.

Inflation. Although inflation has had a moderate impact on our trading fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payment of our dividends are not, and have not been in arrears or have not been subject to a material delinquency that was not cured within 30 days.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

On the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic Securities and Exchange Commission filings.

Changes in internal controls.

There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of the Company's most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee comprised of three members which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the Nasdaq National Market. The members of the audit committee are Messrs. Docherty, Gibbs and Thomas. While the Company is exempt from the requirement to have an audit committee financial expert, both Mr. Thomas and Mr. Gibbs meet the qualifications of an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

As a foreign private issuer, we are exempt from the rules of the Nasdaq National Market that require the adoption of a code of ethics. However, we have voluntarily adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We will also provide any person a hard copy of our code of ethics free of charge upon written request. Shareholders may direct their requests to the attention of Mr. Evangelos Pistiolis.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants for the years ended December 31, 2003, 2004 and 2005 were Ernst and Young (Hellas), Certified Auditors Accountants S.A. For the 2004 and 2005 audits they billed us audit fees of Euro 168,000 and Euro 220,000, respectively. Additionally, in 2005, they billed us audit related fees of Euro 117,000. There were no tax and audit related fees billed in 2004. The audit for the year ended December 31, 2003, was conducted in conjunction with the audits for the years ended December 31, 2001 and 2002, as part of our initial public offering and our follow-on offering in July 2004 and November 2004, respectively and their billing consists part of our offering expenses. For their services in connection with our initial public offering and follow-on offering Ernst and Young (Hellas), Certified Auditors Accountants S.A. billed us Euro 489,501.

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See Item 16A above.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are filed as part of this report:

TOP TANKERS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
TOP Tankers Inc.

We have audited the accompanying consolidated balance sheets of TOP Tankers Inc. as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TOP Tankers Inc. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
February 24, 2006

TOP TANKERS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of U.S. Dollars – except share and per share data)

ASSETS

	2004	2005
CURRENT ASSETS:		
Cash and cash equivalents	114,768	17,462
Accounts receivable trade, net	19,971	39,527
Insurance claims	98	258
Inventories (Note 4)	3,221	6,308
Due from related parties (Note 3)	219	-
Prepayments and other	2,774	4,019
Total current assets	141,051	67,574
FINANCIAL INSTRUMENTS (Note 8)	-	425
FIXED ASSETS:		
Advances for vessel acquisitions (Note 5)	25,650	-
Vessels, net (Notes 6 and 8)	355,997	886,754
Office furniture and equipment, net (Note 3)	440	1,128
Total fixed assets	382,087	887,882
OTHER NON CURRENT ASSETS:		
Deferred charges, net (Note 7)	6,748	11,516
Restricted cash (Note 8)	10,000	13,500
Total assets	539,886	980,897

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2005
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	19,540	45,329
Dividends payable	5,845	-
Accounts payable	10,358	12,405
Accrued liabilities (Note 9)	3,766	13,297
Unearned revenue	3,054	5,112
Deferred income, current portion (Note 11)	-	2,451
Total current liabilities	42,563	78,594
FINANCIAL INSTRUMENTS (Note 8)	248	-
LONG-TERM DEBT, net of current portion (Note 8)	175,266	518,774
DEFERRED INCOME, net of current portion (Note 11)	-	13,871
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued (Note 12)	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 27,830,990 and 28,080,640 shares issued and outstanding at December 31, 2004 and 2005, respectively (Note 12)	278	280
Additional paid-in capital (Note 12)	294,240	297,716
Accumulated other comprehensive income (loss) (Note 8)	(248)	98
Retained earnings	27,539	71,564
Total stockholders' equity	321,809	369,658
Total liabilities and stockholders' equity	539,886	980,897

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S. Dollars – except share and per share data)

	2003	2004	2005
REVENUES:			
Voyage revenues (Note 1)	23,085	93,829	244,215
EXPENSES:			
Voyage expenses (Note 15)	5,937	16,898	36,889
Vessel operating expenses (Note 15)	8,420	16,859	54,521
Depreciation (Note 6)	3,604	13,108	47,055
Amortization of dry-docking costs (Note 7)	599	1,514	5,999
Management fees charged by a related party (Note 3)	1,686	1,120	-
Sub-Manager fees (Note 1)	-	803	3,159
General and administrative expenses	129	6,656	20,659
Foreign currency (gains) / losses, net	105	75	(68)
Amortization of deferred gain on sale of vessels (Note 11)	-	-	(837)
Gain on sale of vessels (Note 6)	-	(638)	(10,115)
Operating income	2,605	37,434	86,953
OTHER INCOME (EXPENSES):			
Interest and finance costs (Notes 8 and 16)	(1,336)	(5,201)	(20,177)
Interest income	1	481	1,774
Other, net (Note 17)	364	80	134
Total other income (expenses), net	(971)	(4,640)	(18,269)
Net Income	1,634	32,794	68,684
Earnings per share, basic and diluted (Notes 12 and 14)	0.27	2.54	2.46
Weighted average common shares outstanding, basic	6,000,000	12,922,449	27,926,771
Weighted average common shares outstanding, diluted	6,000,000	12,922,449	27,932,012

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Comprehensive Income	Common Stock # of Shares	Common Stock Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total
BALANCE, December 31, 2002		6,000,000	60	6,867	-	1,845	8,772
Net income	1,634	-	-	-	-	1,634	1,634
Contributions to additional paid-in capital	-	-	-	6,484	-	-	6,484
Dividends paid ($0.10 per share)	-	-	-	-	-	(571)	(571)
Comprehensive income	1,634						
BALANCE, December 31, 2003		6,000,000	60	13,351	-	2,908	16,319
Net income	32,794	-	-	-	-	32,794	32,794
Dividends paid ($0.39 per share)	-	-	-	-	-	(2,318)	(2,318)
Contributions to additional paid-in capital	-	-	-	17,077	-	-	17,077
Issuance of common stock	-	21,830,990	218	263,812	-	-	264,030
Dividends declared ($0.21 per share)	-	-	-	-	-	(5,845)	(5,845)
Other comprehensive income							
- Unrealized loss on cash flow hedges	(248)	-	-	-	(248)	-	(248)
Comprehensive income	32,546						
BALANCE, December 31, 2004		27,830,990	278	294,240	(248)	27,539	321,809
Net income	68,684	-	-	-	-	68,684	68,684
Dividends paid ($0.21 per share)	-	-	-	-	-	(5,844)	(5,844)
Dividends paid ($0.21 per share)	-	-	-	-	-	(5,897)	(5,897)
Dividends paid ($0.25 per share)	-	-	-	-	-	(7,020)	(7,020)
Dividends paid ($0.21 per share)	-	-	-	-	-	(5,898)	(5,898)
Issuance of restricted shares, net of forfeitures	-	249,650	2	3,476	-	-	3,478
Other comprehensive income							
- Unrealized gain on cash flow hedges	1,517	-	-	-	1,517	-	1,517
- Reclassification of gains to earnings due to discontinuance of cash flow hedges	(1,171)	-	-	-	(1,171)	-	(1,171)
Comprehensive income	69,030						
BALANCE, December 31, 2005		28,080,640	280	297,716	98	71,564	369,658

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S. Dollars)

	2003	2004	2005
Cash Flows from Operating Activities:			
Net income	1,634	32,794	68,684
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3,604	13,108	47,055
Amortization of dry-docking costs	599	1,514	5,999
Amortization and write off of deferred financing costs	121	755	1,407
Stock-based compensation expense	-	-	3,478
Change in fair value of financial instruments	-	-	(327)
Amortization of deferred income	-	-	(837)
Gain on sale of vessels	-	(638)	(10,115)
(Increase) Decrease in:			
Accounts receivable	(689)	(19,153)	(19,556)
Insurance claims	(787)	967	(160)
Inventories	(220)	(2,712)	(3,087)
Due from related parties	-	(219)	219
Prepayments and other	(72)	(2,647)	(1,245)
Increase (Decrease) in:			
Accounts payable	1,883	7,331	2,047
Due to related parties	(204)	(105)	-
Accrued liabilities	320	3,072	9,531
Unearned revenue	1,155	1,899	2,058
Payments for dry-docking	(2,414)	(7,365)	(10,478)
Net Cash from Operating Activities	4,930	28,601	94,673
Cash Flows from (used in) Investing Activities:			
Advances for vessel acquisitions	-	(25,650)	-
Vessel acquisitions and improvements	(19,550)	(327,629)	(677,111)
Advances to related parties	(151)	319	-
Net proceeds from sale of vessels	-	8,536	153,085
Expenditures for property and equipment	-	(475)	(833)
Net Cash used in Investing Activities	(19,701)	(344,899)	(524,859)
Cash Flows from (used in) Financing Activities:			
Proceeds from long-term debt	25,850	281,900	472,549
Principal payments of long-term debt	(3,059)	(4,251)	(31,180)
Repayment of long-term debt	(11,230)	(115,260)	(68,853)
Increase in restricted cash	(300)	(9,700)	(3,500)
Contributions to additional paid-in capital	6,484	17,077	-
Issuance of common stock	-	264,030	-
Payment of financing costs	(154)	(2,755)	(5,632)
Dividends paid	(571)	(2,318)	(30,504)
Net Cash from Financing Activities	17,020	428,723	332,880
Net increase (decrease) in cash and cash equivalents	2,249	112,425	(97,306)
Cash and cash equivalents at beginning of year	94	2,343	114,768
Cash and cash equivalents at end of year	2,343	114,768	17,462
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid	1,045	3,157	18,683

The accompanying notes are an integral part of these consolidated statements.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Top Tankers Inc. (formerly Ocean Holdings Inc.), ("TOP") and its wholly-owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to Top Tankers Inc. in May 2004 and is the sole owner of all outstanding shares of the following subsidiaries:

(a) ***TOP Tanker Management Inc.,*** (the "Manager") established on May 24, 2004, under the laws of Marshall Islands, is responsible for all of the chartering, operational and technical management of the Company's fleet. Up to June 30, 2004 the operations of the vessels were managed by Primal Tankers Inc., a related Liberian corporation which was wholly owned by the father of the Company's Chief Executive Officer (Note 3). Since July 1, 2004 the Company's ship-owning subsidiaries have a management agreement with the Manager, under which management services are provided in exchange for a fixed monthly fee per vessel. The Manager has an office in Greece located at 109-111, Messogion Avenue 115 26 Athens, Greece. The Manager has subcontracted the day to day technical management of the vessels to unaffiliated ship management companies, Unicom Management Services Ltd, V. Ships Management Limited and Hanseatic Shipping Company Ltd (collectively the "Sub-Managers"). The Sub-Managers provide day to day operational and technical services to the Company's vessels at a fixed monthly fee per vessel. Such fees for the years ended December 31, 2003, 2004 and 2005 totaled $ 0, $ 803 and $ 3,159 respectively and are separately reflected in the accompanying consolidated statements of income. At December 31, 2004 and 2005 the amount due to the Sub-Managers totaled $ 2,139 and $ 2,714 respectively and is included in Accounts Payable in the accompanying consolidated balance sheets.

(b) ***Top Bulker Management Inc,*** incorporated on April 7, 2005 under the laws of Marshall Islands, for the purpose to undertake the management of a fleet of bulk carriers which were never actually acquired.

(c) ***Top Tankers (U.K.) Limited,*** incorporated in England and Wales on January 12, 2005, as a representative company in London. Top Tankers (U.K) Limited entered into a lease agreement for office space in London. The original agreement had a one year duration ending December 31, 2005 and in early January 2006 was extended for one year. The annual rental is GBP 123,600, payable quarterly in advance.

(d) ***Helidona Shipping Company Limited ("Helidona"),*** incorporated in the Marshall Islands in May 2003, owner of the 29,998 DWT (built in 1989), tanker vessel "Yapi", which was sold in September 2005.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1. **Basis of Presentation and General Information - (continued):**

(e) ***Gramos Shipping Company Inc. ("Gramos")***, incorporated in the Marshall Islands in January 2003, owner of the 45,720 DWT (built in 1992), tanker vessel "Faithful", which was acquired in July 2003 and ***Vermio Shipping Company Limited***, incorporated in the Marshall Islands in December 2001, owner of vessel "Faithful" for the period from February 2002 to July 2003.

(f) ***Rupel Shipping Company Inc. ("Rupel")***, incorporated in the Marshall Islands in January 2003, owner of the 44,646 DWT (built in 1992) tanker vessel "Fearless", which was sold in July 2005.

(g) ***Mytikas Shipping Company Ltd. ("Mytikas"),*** incorporated in the Marshall Islands in February 2004, owner of the 136,055 DWT (built in 1993) tanker vessel "Limitless", which was acquired in March 2004.

(h) ***Litochoro Shipping Company Ltd. ("Litochoro"),*** incorporated in the Marshall Islands in March 2004, owner of the 135,915 DWT (built in 1992) tanker vessel "Endless", which was acquired in March 2004.

(i) ***Falakro Shipping Company Ltd. ("Falakro")***, incorporated in Liberia in July 2004, owner of the 47,076 DWT (built in 1991) tanker vessel "Doubtless", which was acquired in August 2004.

(j) ***Pageon Shipping Company Ltd. ("Pageon")***, incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Vanguard", which was acquired in August 2004.

(k) ***Vardousia Shipping Company Ltd. ("Vardousia")***, incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Invincible", which was acquired in August 2004 and sold and leased back in September 2005.

(l) ***Psiloritis Shipping Company Ltd. ("Psiloritis")***, incorporated in Liberia in July 2004, owner of the 47,084 DWT (built in 1991) tanker vessel "Victorious", which was acquired in August 2004 and sold and leased back in September 2005.

(m) ***Parnon Shipping Company Ltd. ("Parnon")***, incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Relentless", which was acquired in August 2004 and sold and leased back in September 2005.

(o) ***Menalo Shipping Company Ltd. ("Menalo")***, incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1991) tanker vessel "Restless", which was acquired in August 2004 and sold and leased back in August 2005.

(p) ***Pintos Shipping Company Ltd. ("Pintos")***, incorporated in Cyprus in July 2004, owner of the 47,084 DWT (built in 1992) tanker vessel "Sovereign", which was acquired in August 2004 and sold and leased back in August 2005.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information - (continued):

(q) ***Pylio Shipping Company Ltd. ("Pylio")***, incorporated in Liberia in July 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Flawless", which was acquired in September 2004.

(r) ***Idi Shipping Company Ltd. ("Idi")***, incorporated in Liberia in July 2004, owner of the 47,094 DWT (built in 1991) tanker vessel "Spotless", which was acquired in September 2004.

(s) ***Taygetus Shipping Company Ltd. ("Taygetus")***, incorporated in Liberia in July 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Timeless", which was acquired in September 2004.

(t) ***Kalidromo Shipping Company Limited ("Kalidromo")***, incorporated in the Marshall Islands in May 2003, owner of the 31,766 DWT (built in 1980) tanker vessel "Tireless", which was sold in September 2004.

(u) ***Olympos Shipping Company Limited ("Olympos")***, incorporated in the Marshall Islands in May 2003, owner of the 29,990 DWT (built in 1985), tanker vessel "Med Prologue" which was sold in December 2004 and ***Olympos Shipping Company Limited***, incorporated in British Cayman Islands in December 1999, former owner of the vessel.

(v) ***Kisavos Shipping Company Limited ("Kisavos"),*** incorporated in the Marshall Islands in November 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Priceless", which was acquired in February 2005.

(w) ***Imitos Shipping Company Limited ("Imitos"),*** incorporated in the Marshall Islands in November 2004, owner of the 149,554 DWT (built in 1992) tanker vessel "Noiseless", which was acquired in April 2005.

(x) ***Parnis Shipping Company Limited ("Parnis"),*** incorporated in the Marshall Islands in November 2004, owner of the 149,599 DWT (built in 1992) tanker vessel "Stainless", which was acquired in April 2005.

(y) ***Parnasos Shipping Company Limited ("Parnasos"),*** incorporated in Liberia in November 2004, owner of the 154,970 DWT (built in 1992) tanker vessel "Faultless", which was acquired in April 2005.

(z) ***Vitsi Shipping Company Limited ("Vitsi"),*** incorporated in Liberia in November 2004, owner of the 154,970 DWT (built in 1991) tanker vessel "Stopless", which was acquired in April 2005.

(aa) ***Giona Shipping Company Limited ("Giona"),*** incorporated in Marshall Islands in March 2005, owner of the 46,217 DWT (built in 1999) tanker vessel "Taintless", which was acquired in March 2005.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information - (continued):

(bb) ***Lefka Shipping Company Limited ("Lefka"),*** incorporated in Marshall Islands in March 2005, owner of the 46,168 DWT (built in 1999) tanker vessel "Dauntless", which was acquired in March 2005.

(cc) ***Agrafa Shipping Company Limited ("Agrafa"),*** incorporated in Marshall Islands in March 2005, owner of the 46,185 DWT (built in 1999) tanker vessel "Soundless", which was acquired in April 2005.

(dd) ***Agion Oros Shipping Company Limited ("Agion Oros"),*** incorporated in Marshall Islands in February 2005, owner of the 47,262 DWT (built in 1998) tanker vessel "Topless", which was acquired in April 2005.

(ee) ***Nedas Shipping Company Limited ("Nedas"),*** incorporated in Marshall Islands in April 2005, owner of the 150,038 DWT (built in 1993) tanker vessel "Stormless", which was acquired in October 2005.

(ff) ***Ilisos Shipping Company Limited ("Ilisos"),*** incorporated in Marshall Islands in April 2005, owner of the 46,346 DWT (built in 2003) tanker vessel "Ioannis P.", which was acquired in November 2005.

(gg) ***Sperhios Shipping Company Limited ("Sperhios"),*** incorporated in Marshall Islands in April 2005, owner of the 146,286 DWT (built in 1996) tanker vessel "Ellen P.", which was acquired in November 2005.

(hh) ***Ardas Shipping Company Limited ("Ardas"),*** incorporated in Marshall Islands in April 2005, owner of the 147,048 DWT (built in 1993) tanker vessel "Errorless", which was acquired in November 2005.

(ii) ***Kifisos Shipping Company Limited ("Kifisos"),*** incorporated in Marshall Islands in April 2005, owner of the 147,048 DWT (built in 1994) tanker vessel "Edgeless", which was acquired in December 2005.

The Company is engaged in the ocean transportation of crude oil and refined petroleum products worldwide through the ownership and operation of the tanker vessels mentioned above.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information - (continued):

On December 31, 2005, eight vessels were operating under voyage charters and nineteen vessels under long-term time charters, with an estimated average duration of 36 months. Seventeen out of nineteen time charters include profit sharing agreements, which are settled on a calendar quarter basis. During 2005, 52% of the Company's voyage revenues derived from these time charter agreements. During 2003, 2004 and 2005 three charterers individually accounted for more than 10% of the Company's voyage revenues as follows:

Charterer	2003	2004	2005
A	31%	29%	20%
B	16%	–	–
C	–	15%	32%

2. Significant Accounting Policies:

(a) ***Principles of Consolidation:*** The accompanying consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles ("US GAAP") and include the accounts and operating results of Top Tankers Inc. and its wholly-owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) ***Use of Estimates:*** The preparation of consolidated financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) ***Other Comprehensive Income (Loss):*** The Company follows the provisions of Statement of Financial Accounting Standards "Statement of Comprehensive Income" (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

(d) ***Foreign Currency Translation:*** The Company's functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2. **Significant Accounting Policies - (continued):**

(e) ***Cash and Cash Equivalents:*** The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f) ***Accounts Receivable_Trade:*** The amount shown as Accounts Receivable_Trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2004 and 2005 totalled $ 132 and $ 316, respectively.

(g) ***Insurance Claims:*** Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies.

(h) ***Inventories:*** Inventories consist of bunkers, lubricants and consumable stores which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(i) ***Vessel Cost:*** Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

(j) ***Impairment of Long-Lived Assets:*** The Company applies SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review for impairment of each vessel's carrying amount as of December 31, 2003, 2004 and 2005, did not result in an indication of an impairment loss. Furthermore, in the period a long-lived asset meets the "held for sale" criteria of SFAS No. 144, a loss is recognized for any initial adjustment of the long-lived asset's carrying amount to fair value less cost to sell. For the years ended December 31, 2003, 2004 and 2005, no such adjustments were identified.

2. Significant Accounting Policies - (continued):

(k) ***Vessel Depreciation:*** Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

(l) ***Accounting for Dry-Docking Costs:*** The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking becomes due. Costs capitalized as part of the drydock include actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, coating of WBT/COT, steelworks, piping works and valves, machinery works and electrical works. In addition, we capitalize all voyage expenses related to the dry-dock, including but not limited to, costs of bunkers consumed, port and canal dues between the vessel's last discharge port prior to the dry-dock and the time the vessel leaves the dry-dock yard; cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the dry-dock; cost of travel, lodging and subsistence of our personnel sent to the dry-dock site to supervise; and the cost of hiring a third party to oversee a dry-dock. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

(m) ***Financing Costs:*** Fees incurred and paid to the lenders for obtaining new loans or refinancing existing ones are recorded as deferred charges and classified as a contra to debt. Such fees are amortized to interest expense over the life of the related debt using the effective interest method, with the exception of those related to undrawn portion of loans. The latter are classified as assets and amortized over the term in which the loan may be drawn. Unamortized fees relating to loans repaid or refinanced are expensed when a repayment or refinancing is made and charged to interest and finance costs.

(n) ***Pension and Retirement Benefit Obligations_Crew:*** The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

(o) Staff leaving Indemnities – Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2004 and 2005 amounted to $ 77 and $ 116, respectively.

2. Significant Accounting Policies - (continued):

(p) ***Accounting for Revenue and Expenses:*** Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Profit sharing represents the excess of agreed daily base rate generated every quarter, if any, and is settled and recorded on a quarterly basis. Under a voyage charter the revenues, including demurrages and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

(q) ***Repairs and Maintenance:*** All repair and maintenance expenses and underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(r) ***Earnings per Share:*** Basic earnings per share are computed by dividing net income by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(s) ***Segment Reporting:*** The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

2. Significant Accounting Policies - (continued):

(t) ***Derivatives:*** SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

During 2004 and 2005, the Company engaged in interest rate swap agreements in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company's variable rate borrowings (Note 8). For swap agreements that are designated and qualified as cash flow hedges their fair value is included in financial instruments in the accompanying consolidated balance sheets with changes in the effective portion of the instruments' fair value recorded in accumulated other comprehensive income (loss). The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the income statement as a component of interest and finance costs. If the hedged item is a forecasted transaction that becomes probable of not occuring, then the derivative financial instrument no longer qualifies as an effective cash flow hedge from that date and, as a result, cumulative fair value changes that were previously recorded in accumulated other comprehensive income (loss) are immediately reclassified into earnings as a component of interest and finance costs. In all other instances, when a derivative financial instrument ceases to qualify as an effective cash flow hedge but if it is still possible the hedged forecasted transaction may occur, hedge accounting ceases from that date and the instrument is prospectively marked to market through earnings, but previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings or until it becomes probable that the hedged forecasted transaction will not occur.

The off-balance sheet risk in outstanding option agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral for such arrangements.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2. Significant Accounting Policies - (continued):

(u) *Recent Accounting Pronouncements:*

i) **FASB Interpretation No. 46R:** In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004 and 2005. The adoption of FIN 46R in 2004 and 2005 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

(ii) **FASB Statement No.123(R):** In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), *Share-Based Payment*, which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. Statement 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. Statement 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Statement 123(R) applies to public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Statement 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The Company elected the early adoption of Statement 123(R) for interim or annual reports, beginning January 1, 2005, the results of which are discussed in Note 13. As the Company did not previously engage in share-based payment activity prior to 2005, there is no transitional impact from the adoption of FAS 123(R) at January 1, 2005.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2. Significant Accounting Policies - (continued):

(iii) **FASB Statement No. 154:** In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB 20) and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 also carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company will adopt this pronouncement beginning in fiscal year 2006.

3. Transactions with Related Parties:

(a) ***Primal Tankers Inc.:*** As discussed in Note 1, up to June 30, 2004, the Company's ship-owning subsidiaries had management agreements with Primal Tankers Inc., under which management services were provided in exchange for a fixed monthly fee per vessel, which was renewed annually. The fees charged by Primal Tankers Inc. during 2003 and 2004 amounted to $ 1,686 and $ 1,120, respectively, and they are separately reflected in the accompanying consolidated statements of income. On December 31, 2004, the amount due from Primal Tankers Inc. totalled $ 219 and is separately reflected in the 2004 accompanying consolidated balance sheet. During 2004, the Manager acquired from Primal Tankers Inc. office furniture and equipment for a consideration of $ 150.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

3. Transactions with Related Parties – (continued):

(b) *Pyramis Technical Co. S.A.:* On July 9, 2004, the Company entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company's Chief Executive Officer. The agreement is for duration of six years beginning July 2004 with a lessee's option for an extension of four years. The monthly rental is Euro 39,000 adjusted annually for inflation increase effective January 1, 2006. General and administrative expenses for the years ended December 31, 2004 and 2005 include $ 281 and $ 586, respectively of rentals paid to Pyramis Technical Co. S.A. The minimum rentals payable under non-cancelable operating leases for each of the years ending December 31, 2006 through December 31, 2010 before any adjustment for inflation (approximately 3% annually) and translated using the exchange rate of $/Euro at December 31, 2005 are:

Year	Amount
2006	552
2007	552
2008	552
2009 and thereafter	874
	2,530

4. Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2004	2005
Bunkers	2,096	3,976
Lubricants	805	1,501
Consumable stores	320	831
	3,221	6,308

5. Advances for Vessels Acquisitions:

In November 2004, Kisavos, Imitos, Parnis, Parnasos and Vitsi entered into memoranda of agreement to acquire the vessels Priceless, Noiseless, Stainless, Faultless and Stopless, respectively, for a total amount of $ 256,500. Under the terms of the agreements, the Company, as of December 31, 2004, paid $ 25,650 representing a 10% deposit on the purchase price of each vessel. The acquisitions were financed from the proceeds of the Company's follow-on public offering discussed in Note 12 and from long-term bank financing discussed in Note 8(a), (b) and (c).

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2003	**55,946**	**(7,872)**	**48,074**
_Acquisitions	327,629	_	327,629
_Disposals	(10,024)	3,391	(6,633)
_Depreciation		(13,073)	(13,073)
Balance, December 31, 2004	**373,551**	**(17,554)**	**355,997**
_Acquisitions	702,761	_	702,761
_Disposals	(139,921)	14,828	(125,093)
_Depreciation		(46,911)	(46,911)
Balance, December 31, 2005	**936,391**	**(49,637)**	**886,754**

Acquisitions during the year ended December 31, 2004 represent (a) the acquisition cost of the vessels Limitless and Endless for a total amount of $ 75,846, (b) the acquisition cost of the ten vessels discussed in Note 1(i) through Note 1(s) for a total amount of $ 251,257 and (c) improvements of $ 526 on the vessel Yapi. Acquisitions during the year ended December 31, 2005 represent (a) the acquisition cost of the five vessels discussed in Note 1(v) through Note 1(z) for a total amount of $ 249,340, (b) the acquisition cost of the four vessels discussed in Note 1(aa) through Note 1(dd) for a total amount of $ 163,629 and (c) the acquisition cost of the five vessels discussed in Note 1(ee) through Note 1(ii) for a total amount of $ 289,792.

In September and December 2004 vessels Tireless and Med Prologue, respectively, were sold for an aggregate price of $ 8,900. These sales, after the related sales expenses of $ 364 and the unamortized dry-docking costs written off of $ 1,265, resulted in a gain of $ 638, which is separately reflected in the accompanying 2004 consolidated statement of income.

In July and September 2005 vessels Fearless and Yapi were sold for an aggregate price of 38,348. These sales, after the related sale expenses of $ 5,968 and the unamortized dry-docking costs written-off of $ 716, resulted in a gain of $ 10,115, which is separately reflected in the accompanying 2005 consolidated statement of income.

In August and September 2005, the Company sold the Restless, Sovereign, Relentless, Invincible and Victorious for an aggregate price of 120,705, net of related sales expenses of $ 5,545, and entered simultaneously into bareboat charter agreements to leaseback the vessels for a period of seven years (Note 11).

All Company's vessels, having a total carrying value of $ 886,754 at December 31, 2005, have been provided as collateral to secure the loans discussed in Note 8.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

7. Deferred Charges:

The unamortized amounts included in the accompanying consolidated balance sheets represent dry-docking costs and financing fees for the undrawn portion of the revolving credit facility (Note 8) and are analyzed as follows:

	Dry-Docking	Financing Fees	Total
Balance, December 31, 2003	**2,148**	-	**2,148**
Additions	7,365	-	7,365
Write-off due to sale of vessels (Note 6)	(1,251)	-	(1,251)
Amortization	(1,514)	-	(1,514)
Balance, December 31, 2004	**6,748**	-	**6,748**
Additions	10,478	1,022	11,500
Write-off due to sale of vessels (Note 6)	(716)	-	(716)
Amortization	(5,999)	(17)	(6,016)
Balance, December 31, 2005	**10,511**	**1,005**	**11,516**

Write-off of deferred dry-docking costs due to sale of vessels is included in gain on sale of vessels in the accompanying consolidated statements of income.

8. Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Borrower(s)	2004	2005
(a)	The Company	194,806	512,315
(b)	Vitsi	-	25,894
(c)	Parnis	-	25,894
	Total	194,806	564,103
	Less- current portion	(19,540)	(45,329)
	Long-term portion	175,266	518,774

(a) The Company: In late July 2004, the Company concluded a bank loan to partially finance the acquisition cost of the ten tanker vessels discussed in Note 6 and to refinance the Company's existing loans, with the exception of the Kalidromo loan that was repaid in full in September 2004 from the sale proceeds of the vessel Tireless. The loan was for the amount of $ 222,000 divided into 2 tranches of $ 197,000 and $ 25,000, respectively. The $ 197,000 tranche was payable in 16 consecutive semi-annual installments of $ 10,000 each, from March 31, 2005 to September 2012, plus a balloon payment of $ 37,000 payable together with the last installment.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

8. Long-term Debt – (continued):

The $ 25,000 tranche, which was partially repaid in September 2004 ($ 2,310) from the sale proceeds of the vessel Tireless, was repaid in full on November 15, 2004, from the proceeds of the Company's follow-on offering (Note 12).

In February and March 2005, the Company concluded two bank loans bearing interest at LIBOR plus a margin as follows:

(i) In February 2005, a bank loan to partially finance the acquisition cost of vessels Priceless, Noiseless and Faultless and to refinance the loan discussed above. The loan is for the amount of $ 280,794 divided into two tranches of $ 197,000 and $ 83,794, respectively. The $ 197,000 tranche is payable in 16 equal consecutive semi-annual instalments of $ 10,000 each, from March 31, 2005 to September 2012, plus a balloon payment of $ 37,000 payable together with the last instalment. The $ 83,794 tranche was subject to a fee of 1% paid on draw down and the tranche was payable in 14 varying semi-annual instalments starting July 31, 2005, plus a balloon payment of $ 17,041 payable together with the last instalment. The loan bears interest at LIBOR plus a margin.

(ii) In March 2005, a bank loan to partially finance the acquisition cost of the vessels Topless, Dauntless, Soundless and Taintless. The loan, which is for the amount of $ 144,000 was provided as Tranche C of the loan discussed under (i) above, was subject to fee of 0.75% paid on draw down and is payable in 17 equal consecutive semi-annual instalments of $ 6,300 each, starting November 30, 2005, plus a balloon payment of $ 36,900 payable together with the last instalment. The loan bears interest at LIBOR plus a margin.

In August and September 2005, following the sale of Fearless and Yapi discussed in Note 6 and the sale and leaseback of Restless, Sovereign, Relentless, Invincible and Victorious discussed in Notes 6 and 11, the Company prepaid $ 68,853 of the then outstanding amount of Tranche A.. In November 2005, all three tranches were restructured and the Company simultaneously concluded an additional $ 206,000 revolving credit facility with the same lender. The new loan of $ 195,657 was to refinance the then outstanding amount under **(i)** mentioned above and is payable in 15 semi-annual instalments. The first instalment of $ 10,657 was paid on November 30, 2005 to be followed by 14 semi-annual instalments of $ 10,500 each, from May 31, 2006 to November 2012, plus a balloon payment of $ 38,000 payable together with the last instalment. The revolving credit facility was concluded in order to refinance the then outstanding amount of $ 144,000 under **(ii)** mentioned above and to partially finance up to an additional amount of $ 206,000 the acquisition of tankers meeting specific criteria. The $ 206,000 was subject to a fee of 0.5% paid on signing of the agreement. On November 8, 2005, $ 34,255 was drawn down to partially finance the acquisition cost of vessel Ioannis P (Note 6). The new loan and the revolving credit facility bear interest at LIBOR plus a margin.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

8. Long-term Debt – (continued):

As of December 31, 2005 the outstanding amount under the revolving credit facility was $ 178,255, payable in 10 semi-annual instalments of approximately $ 11,587 starting April 30, 2011, plus a balloon payment of $ 62,389 payable together with the last instalment, if no further amounts are drawn.

In November 2005, the Company concluded an additional bank loan of $ 154,000 to partially finance the acquisition cost of vessels Stormless, Ellen P., Errorless and Edgeless (Note 6). The loan is divided into 2 tranches of $ 130,000 and $ 24,000 respectively. Tranche A is payable in 32 consecutive quarterly instalments of $ 2,750 each, starting March 13, 2006, plus a balloon payment of $ 42,000 payable together with the last instalment. Tranche B is payable in 16 consecutive quarterly instalments of $ 1,500 each, starting March 13, 2006. The loan was subject to a fee of 1% paid upon signing of the agreement. The loan bears interest at LIBOR plus a margin. The applicable interest rate as of December 31, 2005 was 5.46%.

(b), (c) Vitsi – Parnis: Loan for an amount of $ 56,500 divided into two tranches, obtained in March 2005, to partially finance the acquisition cost of vessels Stainless and Stopless (Note 6). The loan is payable in 28 varying quarterly instalments starting July 29, 2005, plus a balloon payment of $ 10,170 payable together with the last instalment. The loan was subject to a fee of 1% paid on draw down. The loan bears interest at LIBOR plus a margin. The applicable interest rate as of December 31, 2005 was 5.49%.

The loans are secured as follows:

- First priority mortgages over the Company's vessels;
- Assignments of insurance and earnings of the mortgaged vessels;
- Corporate guarantee of the TOP Tankers Inc;
- Pledge over the earnings accounts of the vessels.

The loans contain financial covenants, calculated on a consolidated basis, requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 130% of the aggregate outstanding principal amounts under the loans, to ensure that total assets minus total debt will not at any time be less than $ 200,000 ($ 250,000 in case of the $ 154,000 loan) and to maintain liquid funds which at any time be not less than the higher of $ 10,000 or $ 500 per vessel. As a result, the minimum liquid funds required under the loan covenants of $ 10,000 and $ 13,500 on a consolidated basis, as of December 31, 2004 and 2005 respectively, have been classified as restricted cash and are separately reflected in the accompanying consolidated balance sheets. The Company is permitted to pay dividends under the loans so long as they are not in default of a loan covenant or if such dividend payment would not result in a default of a loan covenant.

Interest expense for the years ended December 31, 2003, 2004 and 2005, amounted to $ 1,128, $ 4,161 and $ 19,700 respectively and is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

8. Long-term Debt – (continued):

The annual principal payments required to be made after December 31, 2005, are as follows:

Year ending December 31,	Amount
2006	46,475
2007	45,627
2008	44,215
2009	43,650
2010 and thereafter	389,550
	569,517
Less unamortized financing fees	(5,414)
	564,103

In connection with the loan discussed under (a) above, on August 26, 2004, the Company entered into an interest rate swap agreement with declining notional balance for an initial balance of $ 98,500 in order to hedge its variable interest rate exposure. The swap agreement would have expired in September 2007 and had a fixed interest rate of 3.61% plus the applicable bank margin. In connection with the loans discussed under (a)(i) and (a)(ii) above, the Company entered into the following interest rate swap agreements with declining notional balances in order to hedge its variable interest rate exposure, with effective date March 31, 2005;

(i) for an initial notional amount of $ 93,500 and for a period of five years, with a fixed interest rate of 4.72% plus the applicable bank margin;

(ii) for an initial notional amount of $ 27,931 and for a period of four years, with a fixed interest rate of 4.5775% plus the applicable bank margin; and

(iii) for an initial notional amount of $ 36,550 and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin.

As a result of the sale of vessels and prepayment of the loan of $ 68,853 mentioned above, the Company terminated the swap of $ 98,500, which at that time was in a gain position. The swap's termination resulted in a reclassification adjustment from other comprehensive income to earnings for the accumulated swap gain of $ 1,171, which is included in interest and finance costs (Note 16). In November 2005, upon the loan restructuring discussed under (a) above, the then existing swaps were restructured into a new swap with declining notional balances in order to hedge the variable interest rate exposure, with effective date November 3, 2005; for an initial notional amount of $ 100,500 and for a period of five years, with a fixed interest rate of 4.63% plus the applicable bank margin. The swap of $ 36,550 under **(iii)** above was also amended to a new swap with declining notional balances in order to hedge the variable interest rate exposure, with effective date November 3, 2005; for an initial notional amount of $ 36,550 and for a period of four years, with a fixed interest rate of 4.66% plus the applicable bank margin.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

8. Long-term Debt – (continued):

As of December 31, 2004 and 2005, the swaps' fair values, based on third party valuations, are in a net loss position of ($ 248) and a net gain position of $ 425, respectively. The 2004 change in fair value on the swap agreement was recorded entirely as a component of other comprehensive loss as there was no hedge ineffectiveness. The 2005 change in fair value of $ 327 on the swap agreements with initial notional balances of $ 98,500, $ 93,500 and $ 27,931 was recorded in interest and finance costs, as the Company considers that the future cash outflows hedged by these swaps are probable of not occurring. The change in fair value of $ 98 of the swap agreement with initial notional balance of $ 36,550 was recorded in other comprehensive income (loss) as the Company considers that the related future cash outflows being hedged are probable of occurring.

The total impact in the income statement for the year ended December 31, 2005, arising from the swap termination and year-end swap valuations, is a gain of $ 1,498, included in interest and finance costs (Note 16).

9. Accrued Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2004	2005
Interest on long-term debt	1,170	2,187
Vessels' operating and voyage expenses	2,019	4,222
General and administrative expenses	577	6,888
Total	**3,766**	**13,297**

10. Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

11. Deferred Income:

	2004	2005
Gain on sale-leaseback transactions	-	16,322
Less current portion	-	(2,451)
Long-term portion	-	13,871

(a) ***Gain on sale-leaseback transactions:*** In August and September 2005, the Company sold the Restless, Sovereign, Relentless, Invincible and Victorious and realized a total gain of $ 17,160. The Company entered into bareboat charter agreements to leaseback the vessels for a period of seven years. The charter back agreements are accounted for as operating leases and the gain on the sale was deferred and is being amortized to income over the seven-year lease period; the amortization of which is separately reflected in the accompanying 2005 consolidated statement of income. During the year ended December 31, 2005, lease payments relating to the bareboat charters of the vessels were $ 7,206 and are included in Vessel Operating Expenses in the 2005 accompanying consolidated statements of income (Note 15).

The Company's future minimum lease payments required to be made after December 31, 2005, related to the bareboat charters of the vessels Restless, Sovereign, Relentless, Invincible and Victorious, are as follows:

Year ending December 31,	Amount
2006	21,060.5
2007	21,060.5
2008	21,060.5
2009	21,060.5
2010 and thereafter	55,975.5
	140,217.5

12. Common Stock and Additional Paid-In Capital:

On May 10, May 27, 2004 and July 22, 2005 the Company's Articles of Incorporation were amended. Under the amended articles of incorporation the Company was renamed to TOP Tankers Inc. and currently, its authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share and 20,000,000 preferred shares with par value of $0.01. The Board of Directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12. Common Stock and Additional Paid-In Capital – (continued):

On July 23, 2004 the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 12,278,570 shares of common stock at par value of $ 0.01 were issued for $ 11.00 per share. The net proceeds to the Company totaled $ 124,563 of which approximately $ 109,000 were used to acquire the ten vessels discussed in Note 6.

On November 5, 2004 the Company completed a follow on public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 9,552,420 shares of common stock at par value of $ 0.01 were issued for $ 15.50 per share. The net proceeds to the Company totaled $ 139,467.

The amounts shown in the accompanying consolidated statements of stockholders' equity as contributions to additional paid-in capital, represent (a) payments made by the stockholders ($ 6,484 and $ 17,077 in 2003 and 2004, respectively), prior to the Company's initial public offering discussed above, at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes and (b) the net proceeds of the offerings discussed in the preceding paragraphs in excess of the par value per share ($ 263,812 in 2004) and (c) issuance of restricted shares granted to Company's directors and employees, discussed in Note 13 ($3,476 in 2005).

The Company paid dividends of $ 571, $ 2,318 and $ 30,504 during the years ended December 31, 2003, 2004 and 2005, respectively.

13. Stock Incentive Plan:

On July 1, 2005 (the "grant date") the Company granted restricted shares pursuant to the Company's Incentive Plan ("the Plan"), which was adopted in April 2005 to provide certain key persons (the "Participants"), on whose initiatives and efforts the successful conduct of the Company's business depends, and who are responsible for the management, growth and protection of the Company's business, with incentives to: (a) enter into and remain in the service of the Company, a Company's subsidiary, or Company's joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term of Company subsidiary or Company joint venture.

The Company's Board of Directors administers the Plan and identified 45 key persons (including the Company's CEO and other 8 officers and independent members of the Board) to whom shares of restricted common stock of the Company (the "Shares") were granted. For this purpose 249,850 new shares were granted, out of which 190,000 shares were granted to the Company's CEO, 48,300 shares to 8 officers and independent members of the Board and the remaining 11,550 shares were granted to 36 employees.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

13. Stock Incentive Plan – (continued):

The "Restricted Stock Agreements" were signed between the Company and the Participants on July 1, 2005. Under these agreements, the Participants have the right to receive dividends and the right to vote the Shares, subject to the following restrictions:

Company's CEO

The Participant shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares other than to a company, which is wholly owned by the Participant. The restrictions lapse on the earlier of (i) July 1, 2006 or (ii) termination of the Participant's employment with the Company for any reason.

Other Participants

The Participants shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the Shares. The restrictions lapse on July 1, 2006 conditioned upon the Participant's continued employment with the Company from the date of the agreement (i.e. July 1, 2005) until the date the restrictions lapse (the "restricted period").

As the shares granted to the Company's CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

Alternatively, in the event another Participant's employment with the Company terminates for any reason before the end of the restricted period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. However, it is the intention of the Company's Board of Directors not to seek repayment of the dividends earned during the restricted period, even if the unvested shares ultimately are forfeited. As these Shares granted to other Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

A summary of the status of the Company's non-vested shares as of December 31, 2005 and movement during the year ended December 31, 2005, is presented below:

Non-vested shares	Number of shares
Non-vested at January 1, 2005	--
Granted	59,850
Vested	--
Forfeited	(200)
Non-vested at December 31, 2005	59,650

During October 2005, the employment of one of other Participants was terminated and 200 restricted shares that were granted to him under the Plan were forfeited.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

13. Stock Incentive Plan – (continued):

As disclosed in Note 2(u), effective January 1, 2005, the Company adopted FASB Statement 123(R) for purposes of accounting for share-based payments. As the Company did not engage in share-based compensation arrangements prior to the date of adoption, all share-based compensation provided to employees (and provided to non-employee directors for their services as directors) is recognized in accordance with the provisions of Statement 123(R) and classified as general and administrative expenses in the consolidated income statement.

The fair value of each share on the grant date was $ 15.82 which is equal to the market value of the Company's common stock on that date. The grant date fair value of the vested shares granted to the CEO amounted to $ 3,006 and was recognized in full as compensation in the 2005 consolidated income statement on the grant date. The grant date fair value of the non-vested shares granted to the remaining Participants, net of forfeitures, amounted to $ 944 and is being recognized ratably as compensation in the consolidated income statements over the one-year vesting period, of which $ 472 was recognized in the year ended December 31, 2005. In total $ 3,478 of share-based compensation expense was recognized in the 2005 consolidated income statement, classified as general and administrative expenses. As of December 31, 2005, the total unrecognized compensation cost related to non-vested share awards is $ 472, which is expected to be recognized over the first six months of 2006.

The dividends declared on shares granted under the Plan are recognized in the financial statements as a charge to retained earnings, except for the dividends declared on non-vested shares that are forfeited or expected to be forfeited before the end of the vesting period. In that case, dividends declared on such shares are recognized as compensation in the consolidated income statement.

Due to the low historical employee turnover, the Company's management assumes no non-vested shares will be forfeited before the end of the vesting period. Thus no dividends have been recognized as compensation in the consolidated income statement for the year ended December 31, 2005.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

13. Stock Incentive Plan – (continued):

The amount of dividends on the granted shares, recognized as a charge to retained earnings, is presented in the following table:

Type of Shares granted	Quarterly Dividend per share	Special Dividend per share	Total Dividends	
			Paid in Q3 2005	Paid in Q4 2005
Vested	0.21	0.25	87	40
Non-vested	0.21	0.25	27	13

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

14. Earnings Per Common Share:

All shares issued (including non-vested shares issued under the Company's Incentive Plan) are the Company's common stock and have equal rights to vote and participate in dividends. However, for the purposes of calculating basic earnings per share, such non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed. Furthermore, dividends declared during the year for non-vested shares are deducted from net income as reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the year for non-vested shares are not deducted from net income as reported since such calculation assumes non-vested shares were fully vested from the grant date. However, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding.

The components of the calculation of basic and diluted earnings per share for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
Net Income as reported:	$ 1,634	$ 32,794	$ 68,684
Less: Dividends declared during the year for non-vested shares	-	-	(40)
Net income available to common shareholders	1,634	32,794	68,644
Weighted average common shares outstanding, basic	6,000,000	12,922,449	27,926,771
Add: Dilutive effect of non-vested shares	-	-	5,241
Weighted average common shares outstanding, diluted	6,000,000	12,922,449	27,932,012
Earnings per share, basic and diluted	0.27	2.54	2.46

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

15. Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

Voyage Expenses	2003	2004	2005
Port charges	1,824	5,181	9,271
Bunkers	3,367	8,588	19,893
Commissions	746	3,129	7,725
Total	**5,937**	**16,898**	**36,889**

Vessel Operating Expenses	2003	2004	2005
Crew wages and related costs	3,638	7,285	18,119
Insurance	1,323	2,873	6,561
Repairs and maintenance	1,874	2,842	11,449
Spares and consumable stores	1,559	3,804	10,992
Taxes (Note 18)	26	55	194
Lease payments	-	-	7,206
Total	**8,420**	**16,859**	**54,521**

16. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2003	2004	2005
Interest on long-term debt (Note 8)	1,128	4,161	19,700
Bank charges	87	285	568
Non-qualifying swaps' fair value change / reclassification gain from swap termination	-	-	(1,498)
Amortization and write-off of financing fees	121	755	1,407
Total	**1,336**	**5,201**	**20,177**

In August and September 2005, the Company following the loan prepayments discussed in Note 8(a) terminated the related interest rate swap agreement. The termination resulted in a reclassification gain of $ 1,171 from other comprehensive income, which is included in non-qualifying swaps' fair value change / reclassification gain from swap termination in the table above.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

17. Other, net:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2003	2004	2005
Insurance claims recoveries	364	-	-
Miscellaneous	-	80	134
Total	**364**	**80**	**134**

Insurance claim recoveries represent the excess amount the Company received in connection with claims for damages to its vessels compared to actual costs associated with the repairs.

18. Income Taxes:

Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes, which have been included in vessels' operating expenses in the accompanying consolidated statements of income.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

18. Income Taxes – (continued):

Treasury regulations under the Code were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations became effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. The Marshall Islands, Cyprus and Liberia, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, the 50% Ownership Test is satisfied. The Company also believes that for periods subsequent to its initial public offering, it satisfies the publicly traded requirements of the statute on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

19. Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, accounts receivable due from charterers and interest rate swap agreements. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

(a) ***Interest rate risk:*** The Company's interest rates and long-term loan repayment terms are described in Note 8.

(b) ***Concentration of Credit risk:*** Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

(c) ***Fair value:*** The carrying values of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loan discussed in Note 8 bearing interest at variable interest rates approximates the recorded value. The carrying value of the interest rate swap agreements approximates their fair value as the fair value estimates the amount the Company would have received, had the interest rate swap agreements been terminated on the balance sheet date.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

20. Subsequent Events:

(a) ***Interest Rate Swaps:*** In connection with the loan of $ 154,000 discussed in Note 8(a), the Company entered into an interest rate swap agreement with declining notional balances in order to hedge its variable interest rate exposure, with effective date January 30, 2006, for an initial notional amount of $ 45,000 and for a period of five years, with a fixed interest rate of 4.8% plus the applicable bank margin.

(b) ***Restricted shares:*** On January 3, 2006, the Company granted 125,000 restricted shares pursuant to the Company's Incentive Plan ("the Plan"), discussed in Note 13.

Of the 125,000 new shares granted, 80,000 shares were granted to the Company's CEO, 38,000 shares to 8 officers and independent members of the Board and the remaining 7,000 shares were granted to 20 employees.

The fair value of each share on the grant date was $ 12.71. The fair value of the vested shares granted to the CEO amounted to $ 1,017 and will be recognized in full as compensation in the 2006 consolidated income statement on the grant date. The fair value of the non-vested shares granted to the remaining Participants amounted to $ 572 and will be recognized as compensation in the consolidated income statements, over the one-year vesting period.

(c) ***Dividends:*** In January 2006, the Company declared and paid dividends of $ 0.21 per share, amounted to $ 5,923.

(d) ***Lease agreement:*** In January 2006 the Company entered into an agreement to lease office space in Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years. The monthly rental is Euro 120,000 adjusted annually for inflation increase (approximately 3% annually) plus 1%, effective January 1, 2007. The minimum rentals payable under operating leases for the year ending December 31, 2006 will be approximately $ 1,152 and approximately $ 1,728 for each of the years ending December 31, 2007 through May 1, 2018.

(e) ***Sale and lease-back and dividends (Unaudited)***: In early March, the Company concluded the sale and leaseback of thirteen vessels (M/T Flawless, M/T Timeless, M/T Stopless, M/T Priceless, M/T Limitless, M/T Endless, M/T Faultless, M/T Noiseless, M/T Stainless, M/T Spotless, M/T Doubtless, M/T Faithful and M/T Vanguard) for a period of five to seven years. The Manager shall continue to be responsible for the operation and commercial management of the vessels. The aggregate sale price of the vessels amounted to $ 550,000 and the net cash proceeds after repayment of corresponding vessel loans and other expenses are expected to be approximately $ 240,000. The Company expects to generate a gain of approximately $ 90,000, which will be amortized over the respective lease period. The leases of the vessels following their sale are expected to qualify as operating leases under U.S. GAAP.

(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

20. Subsequent Events – (continued):

On March 13, 2006, following the sale and leaseback of the 13 vessels, the Company declared a special dividend of $ 5.00 per share that was paid on March 27, 2006, to shareholders of record of common shares as of March 22, 2006. On April 6, 2006, the Company declared a special dividend of $ 2.50 per share that will be paid on April 25, 2006, to shareholders of record of common shares as of April 17, 2006.

ITEM 19. EXHIBITS

Number		Description of Exhibits
1.1	____	Amended and Restated Articles of Incorporation of TOP Tankers Inc. (1)
1.2	____	By-Laws of the Company (2)
4.1	____	TOP Tankers Inc. 2005 Stock Option Plan
4.2	____	Loan Agreement between the Company and the Royal Bank of Scotland plc date August 10, 2004 and supplemented September 30, 2004 (3)
4.3	____	Loan Agreement between the Company and DVB Bank dated March 10, 2005.
4.4	____	Credit Facility between the Company and the Royal Bank of Scotland dated November 1, 2005
4.5	____	Credit Facility between the Company and HSH NORDBANK, AG, dated November 7, 2005
4.6	____	Sales Agreement between the Company and Cantor Fitzgerald & Co. dated April 13, 2006
4.7	____	Shareholder Rights Agreement with Computershare Investor Services, LLC, as Rights Agent as of August 19, 2005 (4)
12.1	____	Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief Executive Officer.
12.2	____	Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief Financial Officer.
13.1	____	Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	____	Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	____	Consent of Independent Registered Public Accounting Firm

---

(1) Incorporated by reference from Exhibit 3.1 to the company's Registration Statement on Form F-1, filed on October 18, 2004 (File No. 333-119806)

(2) Incorporated by reference from Exhibit 3.4 to the Company's Registration Statement on Form F-1, filed on July 7, 2004 (Filed No. 333-117213).

(3) Incorporated by reference from Exhibit 10.1 to the Company's Registration Statement on Form F-1, filed on November 12, 2004 (Filed No. 333-119806).

(4) Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8A (File No. 000-50859).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TOP Tankers Inc.

By: /s/ Evangelos Pistiolis
Name: Evangelos Pistiolis
Title: Chief Executive Officer

April 13, 2006

23116.0001 #576822v2


SAFETY FIRST
NO SMOKING

TOP TANKERS INC.